C&D Technologies, Inc.



C&D
TECHNOLOGIES



Annual Report
fiscal year ending January 31, 2004

C&D Technologies, Inc.

C&D Technologies, Inc. is a technology company that produces and markets systems for the conversion and storage of electrical power, including industrial batteries and electronics. It is a leading and valued supplier of products in three major categories — reserve power systems, electronic power supplies and motive power systems. Approximately 70% of the company's current sales are reserve power systems supplied to leading operators of telecommunications, data transmission and infrastructure computer systems and utilities to enable them to maintain critical operations during power outages.

operating divisions

Powercom — Designs, manufactures, markets, engineers and services fully integrated power systems which provide backup power in the event of primary power loss or interruption.

Dynasty — Designs, produces and markets industrial reserve power batteries for both industrial applications and the uninterruptible power supply market.

Power Electronics — Designs, manufactures, markets and distributes AC to DC and DC to DC power electronics which convert, control and distribute power as needed within electronic equipment.

Motive Power — Designs, manufactures, markets and services batteries, chargers and related electronics for the material handling industry.

revenues by operating division
(dollars in millions)

TOTAL REVENUE: $324.8



33% DYNASTY
$107.0
$125.7
39% POWERCOM
$53.0

percentage of sales by end market



25% OTHER
29% TELECOM
16% MOTIVE

Corporate Governance: C&D Technologies strives to achieve "best practices" in its corporate governance. C&D also makes available on its website (www.cdtechno.com) and in printed form upon request, C&D's Code of Business Conduct, Code of Ethics for C&D's Chief Executive Officer and Financial Employees and C&D's Corporate Governance Guidelines.







selected financial information

Fiscal years (ended January 31)

In thousands, except per share and ratio data	2004	2003
Sales	$324,824	$335,745
Operating income	$26,678	$34,054
Net income	$14,891	$19,292
Net income per common share – basic	$0.58	$0.75
Weighted average common shares – basic	25,537	25,818
Net income per common shares – diluted	$0.58	$0.74
Weighted average common shares – diluted	25,732	26,025
Stockholders' equity	$269,533	$258,274
Debt/equity ratio	0.07	0.15
Net cash flows provided by operating activities	$41,378	$55,150

sales

(dollars in millions)



$700
600
500
400
300
200
100
0
00 01 02 03 04

net income

(dollars in millions)



$70
60
50
40
30
20
10
0
00 01 02 03 04

net income per common share – diluted



$2.50
2.00
1.50
1.00
0
00 01 02 03 04

dear fellow stockholders:

While many challenges faced C&D Technologies throughout fiscal 2004, the year ultimately re-affirmed the strength of our company. We remained solidly profitable and achieved net income of $14.9 million with diluted earnings per share of $0.58. Unfortunately, the continued weakness in several of our end user markets caused revenues to decline by 3.3%. We also exited the year with a virtually debt-free (net of cash) balance sheet and generated operating cash flow of $41.4 million.

We delivered positive results despite considerable headwind in fiscal 2004, including a weak market for telecommunications equipment. The situation was exacerbated by a slower than expected improvement in the overall economy. Compounding matters further, the price of lead, the primary raw material in our battery manufacturing operations, increased significantly in the latter half of the year. As of year-end, lead prices were at levels approximating 15-year highs, but as of this writing have fallen from their peak. We cannot yet predict with any certainty when these headwinds will abate.

Despite these marketplace realities, we remain optimistic about building our foundation for future growth. Our accomplishments included completing a strategic acquisition and the strengthening of our management team, while further aligning our businesses to capture emerging opportunities.

In 2004, we completed the acquisition of certain assets from Matsushita Battery Industrial Corporation of America and Matsushita Battery Industrial de Mexico, S.A. de C.V., including a modern 240,000 square-foot manufacturing facility in Reynosa, Mexico. In addition, C&D




04
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Technologies entered into a worldwide technology licensing agreement with Matsushita for selected patents, as well as additional know-how relating to technology used for the manufacture of large, valve regulated lead-acid batteries for standby power applications. This acquisition provides C&D Technologies with new products, technology and economical production capacity culminating in expanded market opportunities. The acquired product line is renowned for its longevity in supplying reliable, cost-effective backup power, and we have already seen considerable interest in this new product offering from our existing customers. We continue to examine our alternatives to leverage this lower-cost manufacturing opportunity in Mexico.

Our management team was strengthened during the year by the addition of Dr. Stanley Wreford, who joined C&D Technologies as Vice President, Technology. Dr. Wreford joins us with over 20 years of experience leading R&D organizations at companies such as DuPont, Gillette and Newell Rubbermaid, and holds a Ph.D. from the Massachusetts Institute of Technology. His extensive experience has already yielded considerable insight into our product development and manufacturing processes, and his fresh perspective is enabling us to enhance project management disciplines while elevating expectations in our R&D activities. We look forward to meaningful new product contributions from our technology team under Dr. Wreford's leadership.

Also, during the year, we combined the sales organizations of the Dynasty and Powercom Divisions. These operating units shared common markets and customers. This sales force consolidation highlights C&D Technologies' product portfolio while sharpening our focus on meeting customer requirements.

On February 1, 2004, we took this initiative to the next level by consolidating management of the two divisions under the leadership of Vice President and General Manager Charles Giesige. Mr. Giesige's goal during fiscal 2005 will be to fully integrate the two divisions and capitalize on synergies between the Dynasty and Powercom organizations. This combined division, now known as the Standby Power Division, presents considerable opportunity for top line growth.

The Dynasty Division was our top performer in fiscal 2004, posting revenue growth of 19% to $107.0 million and generating operating income of $16.9 million. Powercom Division revenues decreased 13% to $125.7 million, with operating income of $13.4 million. On a combined basis, sales results were essentially flat when compared to fiscal 2003.

The blackout in the Northeast this past summer highlights the need for backup power to ensure that mission critical business applications remain online during power failures. While the Northeastern U.S. power grid was down for 24 to 36 hours, depending on location, the direct economic impact of the outage was modest since backup power helped to sustain operations in some of the nation's most vital industries, including healthcare, telecommunications and banking.

The current questions for Standby Power are, "What else needs to be backed up, and how can we identify and penetrate additional growth markets?" The newly created Standby Power Division is strategically positioned to capitalize on a talented and seasoned management team to penetrate new markets that may experience a significant demand for reliable standby/backup power during fiscal 2005 and beyond.

Also, on February 1, 2004, David Fix, formerly Vice President and General Manager of the Powercom Division, assumed leadership of the Motive Power

We appreciate the unwavering support, perseverance and hard work of our employees. The ongoing contributions of these individuals make C&D Technologies a valued partner for customers and, we expect, a profitable future investment for you, our shareholders.

Division. The Motive Power Division's revenues are primarily driven by overall economic activity. As the economy improves, and more goods make their way through the supply chain, manufacturing plants add capacity. As a result, more of our batteries are needed for the lift trucks that keep these centers of production operating. In fiscal 2004, Motive Power's financial results were generally in line with the prior year's results – generating an operating loss of $4.7 million on revenues of approximately $53.0 million. We believe, however, that the Motive Power Division has taken the necessary steps to return to break even in the near term.

The Power Electronics Division provides embedded power and board mount products for electronic equipment used in applications such as telecommunications, networking and office automation. This division experienced another challenging year, facing difficult end market conditions and intense competition. Nevertheless, Power Electronics operated profitably during the year with operating income of $1.1 million on revenues of $39.1 million.

To cope with underutilized production capacity, our Power Electronics management team provided contract-manufacturing services for some of its key business partners. This initiative led to modest incremental revenues during the year, but most important, it improved overhead absorption and enabled the division to remain profitable. This initiative played an important role in meeting the division's profitability and operating cash flow objectives.

We expect another challenging year in fiscal 2005. The previously mentioned issue related to lead prices is expected to create continuing profit pressure, despite our efforts to mitigate the impact. In addition, integration costs related to the acquired Reynosa manufacturing facility will put downward pressure on our 2005 results. However, we are confident that the C&D Technologies team will navigate the company through these internal and external influences.

With that in mind, we want to recognize C&D Technologies' loyal and talented employees. The past few years have been most challenging for them, and we appreciate their unwavering support, perseverance and hard work. The ongoing contributions of these individuals make C&D Technologies a valued partner for customers and, we expect, a profitable future investment for you, our shareholders.

Thank you for your continuing support.

Respectfully,

William Harral, III
Chairman

Wade H. Roberts, Jr.
President and Chief Executive Officer

April 14, 2004



(left)
Wade H. Roberts, Jr.
President and
Chief Executive Officer

(right)
William Harral, III
Chairman





Wireless Communications

Wireless service providers rely on C&D Technologies to back up their individual cell sites, ensuring that tower and transmission equipment continues to function during electrical power failures. Domestically, C&D Technologies' installed customer base includes most of the country's leading wireless providers. Today, users depend on cell phones almost as much as landlines. In fact, analysts estimate that there were 155 million wireless subscribers in the U.S. market at the end of 2003, representing over half of the U.S. population. More important, this figure is predicted to grow to over 225 million during the next ten years[1].

Also, new applications such as web browsing, text messaging, picture phones and e-mail are finding their way onto the cellular platform and are growing in popularity. These services continue to consume bandwidth, forcing wireless service providers to expand infrastructure to meet the increasing needs and demands of their customers.

Each infrastructure expansion that occurs as a result of these trends represents a new business opportunity for the C&D Technologies Standby Power Division.

International markets offer another major growth opportunity for wireless communications. It is estimated that there are more than 429 million wireless subscribers in Europe today, another 536 million in Asia, as well as 97 million in the Middle East, and each of these markets is forecasting significant growth[2]. International sales represented 17.4% of C&D Technologies' revenues in fiscal 2004 and international markets represent a major growth opportunity for C&D.

[1] Source: Lehman Brothers
[2] Source: CIBC World Markets

Uninterruptible Power Supplies

In today's competitive environment, a company's mission critical systems simply cannot be disrupted by power outages. For example, in the brokerage industry, an interruption of operations could result in opportune trading windows being missed. Consumers also demand reliable uptime from Internet Service Providers and any



The Sageon™ Power System is the latest generation power system and was developed to meet customers' needs for more advanced power solutions. This power system delivers high power density and advanced functions, such as battery testing, in a flexible architecture designed to meet the requirements of the global power market.

The massive power outage that affected the Northeast U.S. this past year proved the value of C&D Technologies' backup power systems as economic losses of its customers were minimized. This outcome stands as testimony to the value that C&D Technologies' products provide to customers.

break in service provides an opportunity for competition to take away customers. An ill-timed outage within the local cable TV operator's infrastructure, perhaps during the final moments of the Super Bowl, could alienate customers. And in industries such as aviation and healthcare, the need for backup power is obvious.

C&D Technologies has long been a provider of power storage products to the premier uninterruptible power supply (UPS) manufacturers of the world. The massive power outage that affected the Northeast U.S. this past year proved the value of C&D Technologies' backup power systems as economic losses of its customers were minimized. This outcome stands as testimony to the value that C&D Technologies' products provide to customers.

The blackout also provided a real world "test lab" demonstrating the importance of backup power. Backed-up enterprise applications generally continued to function. This prompted corporations to begin asking the key question, "What else do we need to back up?" The answer to this question may drive new applications for C&D Technologies offerings. Finally, as companies identify, implement and back up new mission critical business applications, the need for backup power solutions from C&D Technologies Standby Power Division will only grow.

Telecommunications

The worldwide collapse of the telecom industry over the last three years has curtailed growth for most suppliers to this global market, and C&D Technologies has been no exception. The robust growth markets of the 1990s created unprecedented overcapacity, which has yet to be fully utilized. However, as the economy turns and telecommunications players have become optimistic, signs are pointing to an increase in telecom industry capital spending. New "killer apps" like file sharing and video streaming are increasing the need for reliable bandwidth. The increasing globalization of the economy, with outsourcing of call centers, customer support and even consulting services, will likely necessitate larger capacity of reliable international telecommunications infrastructure. In addition, while many early start-up dot-coms have disappeared, others have become major players in the U.S. economy, driving more of the world's business to being transacted online. These players will continue to need continuous, reliable power for the telecom infrastructure, in a world that is becoming less secure and less predictable. Consequently, we believe telecom will continue to play a leading role in our business because of the industry's unique service demands.












50W

Utilities

Throughout North America, C&D standby power systems provide backup for the very industry that keeps the world in motion: the electric utility industry. Unfortunately, even utilities experience periodic interruptions of electric service to the switchgear and control units that facilitate the management of power generation operations. As this occurs, C&D backup power systems ensure that emergency lighting and security devices remain functional and breakers that re-route electricity to working segments of the power grid remain operational.

C&D continues to develop new products to broaden its ability to service the utility industry, and in fiscal 2004 introduced a new family of batteries designed to provide backup power for electric transmission and distribution infrastructure. Designed for deployment in remote power grid substations and built for a market that places huge emphasis on reliability, these innovative new backup systems provide utilities with improved capacity and decreased maintenance expense, while affording compatibility with an existing installed base of C&D products.

In the nuclear power industry, C&D Technologies remains a market leader for standby power systems. Given the industry's exacting standards for reliability, and the need for product to be certified by the Nuclear Regulatory Commission, C&D's backup power systems are often the product of choice. Obviously, before approval for use in the nuclear power industry, C&D products are rigorously tested to ensure extreme reliability.

Power Conversion

In fiscal 2004, C&D Technologies' Power Electronics Division introduced a significant number of new products to the market that are expected to generate increased revenues. The division's DC to DC converters are used in some of the world's most demanding high technology end use markets, where there is an ever-increasing need for higher density and increased functionality. As a result, the company focused its new product development efforts on higher power density package styles, lower cost per watt technologies and enhanced surface mount configurations. Examples of new products introduced during the fiscal year include the WPA60, 60-watt, dual output voltage, DC to DC converter to meet the increasing power and voltage needs of today's semiconductor technologies. In addition, the NTH series, isolated, two watt, dual output, surface mount device was introduced with lead frame technology and transfer molding techniques to bring all of the benefits of IC style packaging to hybrid circuitry. This design also meets future lead free compatibility standards.


WPA60R48D315
C&D
TECHNOLOGIES

Examples of new products introduced during the fiscal year include the WPA60, 60-watt, dual output voltage, DC to DC converter to meet the increasing power and voltage needs of today's semiconductor technologies.

C&D Motive Power batteries quietly power some of the world's most critical industries. These forklifts and pallet jacks move products through every step of the production process, from the farmer's fields to the grocery store, from the forest to the lumberyard and at every loading dock, warehouse and logistics center in-between.

Power Electronics customers are many of the world's leading companies, including:

- One of the largest worldwide manufacturers of Ethernet networking equipment.
- One of the world's leading providers of automated test equipment products to the semiconductor industry.
- A major supplier of data, voice and multimedia networking products to the telecommunications industry.
- A global developer of digital imaging equipment.
- A leading worldwide conglomerate with manufacturing operations in the communications, automation, power and transportation industries.

Material Handling

C&D Motive Power batteries quietly power some of the world's most critical industries. These forklifts and pallet jacks move products through every step of the production process, from the farmer's fields to the grocery store, from the forest to the lumberyard and at every loading dock, warehouse and logistics center in-between.

Throughout its history, C&D Technologies has been a leading provider of batteries to the forklift industry. The Motive Power Division of C&D Technologies develops, manufactures and sells advanced motive power batteries, chargers, electronic monitoring modules, maintenance tools and computerized management systems.

Designed for performance, C&D's Motive Power batteries are an obvious choice when targeting the highest return on investment.

C&D's designs ensure our products are the longest life, highest performance products available today. Built in our own manufacturing facilities, no competitive battery delivers a longer life than our C-Line™ product. And we back up these performance claims with the longest and one of the most reliable warranties in the industry.

The challenge for Motive Power moving forward is to improve its market position via improved channel management while lowering the cost of production. Motive has focused considerable resources on preparing to shift production of the V-Line® products to Mexico in the coming year and engineer costs out of the product to generate acceptable financial returns while continuing to offer customers excellent value. We expect these efforts to bear fruit in fiscal 2005.


412R7
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C&D
TECHNOLOGIES





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JANUARY 31, 2004**

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission file number 1-9389

C&D TECHNOLOGIES, INC.
(Exact name of Registrant as specified in its Charter)

State or other jurisdiction of incorporation or organization: **Delaware**

I.R.S. Employer Identification Number: 13-3314599

Address of principal executive offices: 1400 Union Meeting Road
Blue Bell, Pennsylvania 19422

Registrant's telephone number, including area code: (215) 619-2700

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of each exchange on which registered
Common Stock, par value $.01 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes (x) No ( )

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [ ]

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act): Yes (x) No ( )

Aggregate market value of the voting and non-voting common equity held by nonaffiliates of the Registrant, based on the closing price on July 31, 2003: $380,896,402

Number of shares outstanding of each of the Registrant's classes of common stock as of April 7, 2004: 25,403,472 shares of Common Stock, par value $.01 per share.

Documents incorporated by reference:

Portions of Registrant's Proxy Statement to be filed pursuant to Regulation 14A within 120 days after the end of Registrant's fiscal year covered by this Form 10-K	Part III (Part of Form 10-K into which Document is incorporated.)

(This page intentionally left blank)

TABLE OF CONTENTS

C&D TECHNOLOGIES, INC.

PART I

Item 1. *Business*

About Our Company

C&D Technologies, Inc. (together with its operating subsidiaries, "we, " "our" or "C&D") is a technology company that produces and markets systems for the conversion and storage of electrical power, including reserve power systems and embedded, high frequency switching power supplies. Our integrated reserve power systems are comprised of the following:

- industrial lead acid batteries;
- power rectifiers;
- power control equipment;
- power distribution equipment; and
- related accessories.

Our power supplies are comprised of the following:

- DC to DC converters;
- AC to DC and DC to DC power supplies;
- Magnetics (transformers and inductors); and
- custom architectures.

Common applications for our power supply product and system portfolio include:

- telecommunications equipment, including optical switches, remote switches, Voice Over Internet Protocol (VOIP), central office backup;
- data centers and networked (LAN and WAN) computing architecture;
- high availability industrial computing;
- industrial temperature control systems;
- industrial imaging equipment;
- displays (signs, scanning equipment);
- broadband cable television ("CATV") powering;
- advanced office electronic machines, such as digital copiers; and
- motive power systems for electric industrial vehicles.

We sell both individual components and integrated power systems.

We were organized in November 1985 to acquire all the assets of the eighty-year old C&D Power Systems Division (the "Division") of Allied Corporation ("Allied"). The Division's business essentially was unchanged by the acquisition, which was completed on January 28, 1986. Shares of our Common Stock, par value $.01 per share ("Common Stock"), were first issued to the public in February 1987.

In March 1999, we purchased substantially all of the assets of the Specialty Battery Division of Johnson Controls, Inc. ("JCI"), a Milwaukee, Wisconsin-based designer, manufacturer, marketer and distributor of industrial batteries. These assets included all of the ordinary shares of Johnson Controls Battery (U.K.) Limited, an indirect wholly owned subsidiary of JCI. In addition, in August 1999, we acquired JCI's 67%

ownership interest in a joint venture battery business in Shanghai, China. The joint venture manufactures and markets industrial batteries. For reporting purposes, we have re-named the Specialty Battery Division and JCI's 67% ownership interest in the joint venture battery business in Shanghai, China, the Dynasty Division.

In June 2000, we completed a two-for-one stock split, effected in the form of a 100% stock dividend.

In December 2000 (effective as of November 26, 2000), we acquired the Newport Components Division of Newport Technology Group Limited, a producer of electronic power conversion products (primarily DC to DC converters) based in the United Kingdom. For reporting purposes, this acquisition is included as part of the Power Electronics Division and is referred to as C&D Technologies (NCL) Limited ("NCL").

In September 2003, we acquired certain assets from Matsushita Battery Industrial Corporation of America and Matsushita Battery Industrial de Mexico, S.A. de C.V. Acquired assets included a 240,000 square foot facility, in Reynosa, Mexico and the equipment in the facility historically used for the manufacture of large, valve regulated lead acid batteries for standby power applications. In addition, we entered into a worldwide technology license agreement with Matsushita Battery Industrial Co. Ltd. of Japan for selected patents and know-how relating to the manufacturing technology for the aforementioned products. For reporting purposes, the acquisition of the Reynosa facility and associated operating results are included in the Powercom Division.

Fiscal Year

Our fiscal year ends on the last day of January. Any references to a fiscal year means the 12-month period ending January 31 of the year mentioned.

Forward-Looking Statements

Certain of the statements and information contained in this Form 10-K are "forward-looking statements" (within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) and, accordingly, are subject to risks and uncertainties. For such statements, we claim the protection of the safe-harbor for forward-looking statements contained in the Private Securities Litigation Act of 1995. The factors that could cause actual results to differ materially from anticipated results expressed or implied in any forward-looking statement include those referenced in the forward-looking statement, following the forward-looking statement, described in the notes to the Consolidated Financial Statements and other factors discussed in this Form 10-K and our other filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Form 10-K. We undertake no obligation to update or revise these statements to reflect events or circumstances occurring after the date of this Form 10-K.

Forward-looking statements may be identified by their use of words like "plans," "expects," "will," "anticipates," "intends," "may," "projects," "estimates," "believes" or other words of similar meaning. All statements that address expectations or projections about the future, including, but not limited to, statements about our strategy for growth, product development, market position, market conditions, expenditures and financial results, are forward-looking statements. Forward-looking statements are based on certain assumptions and expectations of future events. We cannot guarantee that these assumptions and expectations are accurate or will be realized. Following are some of the important factors that could cause our actual results to differ materially from those projected in any such forward-looking statements:

- We operate worldwide and derive a portion of our revenue from sales outside the United States. Changes in the laws or policies of governmental and quasi-governmental agencies, as well as social and economic conditions, in the countries in which we operate (including the United States) could affect our business and our results of operations. In addition, economic factors (including inflation and fluctuations in interest rates and foreign currency exchange rates) and competitive factors (such as price competition and business combinations of competitors) or a decline in industry sales or cancelled or delayed orders due to economic weakness or changes in economic conditions, either in the United States and other countries in which we conduct business could affect our results of operations. *(See Item 1. Business - International Operations, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Impact of the Economy and Shift in Customer Demand, and Item 7A. Quantitative and Qualitative Disclosure About Market Risk - Market Risk Factors.)*

- Terrorist acts or acts of war, whether in the United States or abroad, could cause damage or disruption to our operations, our suppliers, channels to market or customers, or could cause costs to increase, or create political or economic instability, any of which could have a material adverse effect on our business.

- Our results of operations could be adversely affected by conditions in the domestic and global economies or the markets in which we conduct business, such as telecommunications, UPS, CATV, switchgear and control and material handling.

- Our ability to grow earnings could be affected by increases in the cost of raw materials, particularly lead, the primary constituent of our battery products, or other product parts or components. We may not be able to fully offset the effects of higher costs of raw materials through price increases or productivity improvements. A significant increase in the price of one or more raw materials, parts or components could have a material adverse effect on our operations. *(See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Raw Material Pricing and Productivity; and Inflation.)*

- Our ability to meet customer demand depends, in part, on our ability to obtain timely and adequate supply and delivery of raw materials, including lead, which is the primary constituent of our battery products or other product parts or components from our suppliers and internal manufacturing capacity. Although we work closely with both our internal and external suppliers (and, as to the continuing availability of lead, our industry associations) to avoid encountering unavailability or shortages, there can be no assurance that we will not encounter them in the future. The cessation, reduction or interruption of supply of raw materials (including lead), product parts or components, could have a material adverse effect on our operations.

- Our growth objectives are largely dependent on our ability to renew our pipeline of new products and to bring these products to market. This ability may be adversely affected by difficulties or delays in product development, such as the inability to: introduce viable new products; successfully complete research and development projects or integrate purchased or licensed technology; obtain adequate intellectual property protection; or gain market acceptance of the new products. Our growth could also be affected by new competitive products and technologies.

- As part of our strategy for growth, we have made and may continue to make acquisitions, and in the future, may make divestitures and form strategic alliances. There can be no assurance that these will be completed or beneficial to us.

- We have undertaken and may continue to undertake productivity initiatives, including re-organizations to improve performance or generate cost savings. In addition, we may from time to time relocate or consolidate one or more of C&D's operations. There can be no assurance that any planned performance improvements or cost savings from such activities will be realized or that delays or other interruptions in production or delivery of products will not occur as the result of any relocation or consolidation. Further, there can be no assurance that any of these initiatives will be completed or beneficial to C&D.

- Our facilities are subject to a broad array of environmental laws and regulations. The costs of complying with complex environmental laws and regulations, as well as participation in voluntary programs, are significant and will continue to be so for the foreseeable future. We are also subject to potentially significant fines and penalties for non-compliance with applicable laws and regulations. Our accruals for such costs and liabilities may not be adequate since the estimates on which the accruals are based depend on a number of factors including, but not limited to, the nature of the problem, the complexity of the issues, the nature of the remedy, the outcome of discussions with regulatory agencies and/or the government or third parties and, as applicable, other potentially responsible parties ("PRPs") at multiparty sites, the number and financial viability of other PRPs and risks associated with litigation. *(See Business - Environmental Regulations.)*

- We are exposed to the credit risk of our customers, including risk of insolvency and bankruptcy. Although we have programs in place to monitor and mitigate the associated risk, there can be no assurance that such programs will be effective in reducing our credit risks or risks associated with potential bankruptcy of our customers. *(See Item 7A. Quantitative and Qualitative Disclosure About Market Risk.)*

- Our business, results of operations and financial condition could be affected by significant pending and future litigation or claims adverse to us. These could potentially include, but are not limited to, the following: product liability, contract, employment-related, labor relations, personal or property damage or stockholder claims and claims arising from any injury or damage to persons, property or the environment from hazardous substances used, generated or disposed of in the conduct of our business (or that of a predecessor to the extent we are not indemnified for those liabilities). *(See Item 3. Legal Proceedings.)*

- Our performance depends on our ability to attract and retain qualified personnel. We cannot assure that we will be able to continue to attract or retain qualified personnel.

- Our bank loan agreement permits dividends to be paid on our Common Stock as long as there is no default under that agreement. Subject to that restriction and the provisions of Delaware law, our Board of Directors currently intends to continue paying dividends. We cannot assure you that we will continue to do so since future dividends will depend on our earnings, financial condition and other factors.

- Our overall profitability may not meet expectations if our products, customers or geographic mix are substantially different than anticipated. Our profit margins vary among products, customers and geographic markets. Consequently, if our mix of any of these is substantially different from what is anticipated in any particular period, our earnings could be lower than anticipated.

- In spite of having a disaster recovery plan in place, infrastructure failures could have a material adverse effect on our business. We are highly dependent on our systems infrastructure in order to achieve our business objectives. If we experience a problem that impairs our infrastructure, such as a power outage, computer virus, intentional disruption of information technology systems by a third party, equipment failure or telephone system failure, the resulting disruptions could impede our ability to book or process orders, manufacture and ship products in a timely manner or otherwise carry on our business in the ordinary course. Any such events could cause C&D to lose significant customers or revenue and could require C&D to incur significant expense to eliminate these problems and address related security concerns.

The foregoing list of important factors is not all inclusive, or necessarily in order of importance.

Reportable Segments

Our operations are classified into the following reportable business segments:

- Dynasty Division
- Powercom Division
- Power Electronics Division
- Motive Power Division

Segments are determined using the "management approach," which means the way management organizes the segments within the enterprise for making operating decisions and assessing performance. Effective February 1, 2004, we combined the Dynasty and Powercom divisions into the newly created Standby Power Division.

The financial information regarding our four business segments, which includes net sales and operating income for each of the three years in the period ended January 31, 2004, is provided in Note 15 to the Consolidated Financial Statements. See Part II, Item 8.

The Market for Our Products

We manufacture and market products in the following general categories by business segment:

- *Dynasty Division* – industrial batteries used in uninterruptible power supplies ("UPS") applications for computer systems and corporate data networks, telecommunications reserve power systems and CATV signal powering;
- *Powercom Division* – fully integrated reserve power systems and components for the standby power market, which includes telecommunications, UPS, utilities and solar;
- *Power Electronics Division* – custom, standard and modified standard DC to DC converters, embedded high frequency AC to DC and DC to DC switching power supplies and magnetics (transformers and inductors); and
- *Motive Power Division* – motive power systems for the material handling equipment market.

We market our products through independent manufacturer's representatives, national and global distributors, specialty resellers and our own sales personnel to end users and original equipment manufacturers ("OEMs").

We sell some products to the U.S. Government. These sales accounted for less than 5% of our total company sales during each of our last three fiscal years.

Products and Customers by Business Segment

Dynasty Division – Reserve Power Batteries

Through our Dynasty Division, we design, manufacture and distribute valve-regulated (sealed) batteries for use in reserve power systems for a wide variety of end use markets. Our product range focuses on batteries that provide less than 200-ampere hours. These products are sold primarily to customers in the UPS, telecommunications and cable markets. Major applications of these products include corporate data center backup, computer network backup for use during power outages, CATV signal powering and wireless and wireline telephone infrastructure. Our customers include industry-leading OEMs serving the UPS, broadband and telecommunications markets.

Uninterruptible Power Supplies. The Dynasty Division produces batteries for UPS systems, which provide instant battery backup in the event of primary power loss or interruption, thereby permitting an orderly shutdown of equipment or continued operation for a limited period of time until a power source comes back on-line. Our Dynasty® High Rate Series batteries have been engineered specifically for UPS applications and deliver extended life while complying with rigorous industry standards. In addition, during fiscal 2004, the Dynasty Division introduced a new line of premium replacement 10 year life VRLA batteries for UPS applications called the MAXRATE™ which we believe provides a longer life and improved runtime in the same space as that of original equipment batteries currently supplied by UPS manufacturers. As a critical component to overall power backup solutions, our Dynasty Division has worked closely with major global UPS OEMs to design a cost-effective, reliable product to meet customer expectations.

Telecommunications. Our Dynasty® Tel Series Long Duration batteries are designed to Telcordia Standards to meet the demanding requirements of telecommunications applications. These batteries operate in a wide variety of environmental conditions, meet prolonged run time needs so as to maintain operations during power loss and protect sophisticated electronics equipment.

CATV Signal Powering and Broadband. Dynasty® Broadband Series batteries are designed for demanding standby float applications in abusive environments. These batteries have been designed to offer the best combination of run time and service life for CATV signal powering and broadband applications. Our gelled electrolyte technology provides excellent heat transfer properties, which enable these batteries to perform in high temperature environments. Unlike other competitive gel technologies, the Dynasty® Broadband Series does not require cycling subsequent to delivery to meet 100% of rated capacity. Our Dynasty® Broadband Series of batteries is considered the market leader for CATV powering in North America.

Powercom Division - Reserve Power Systems

We are a leading producer of fully integrated reserve power systems that monitor and regulate electric power flow and provide backup power in the event of a primary power loss or interruption. We also produce the individual components of these systems, including power rectifiers, system monitors, power boards, chargers and reserve batteries.

We manufacture lead acid batteries for use in reserve power systems. We sell these batteries in a wide range of sizes and configurations in two broad categories:

- flooded batteries; and
- valve-regulated (sealed) batteries.

Flooded batteries require periodic watering and maintenance. Valve-regulated batteries require less maintenance and are often smaller.

To meet the needs of our customers, our reserve power systems include a wide range of power electronics products, consisting principally of power rectifiers and distribution and monitoring equipment. Our power rectifiers convert or "rectify" external AC power into DC power at the required level and quality of voltage and apply the DC power to constantly charge the reserve battery and operate the user's equipment. For installations with end applications that require varied power levels, our power control and distribution equipment distributes the rectified power for each of the applications.

Telecommunications Customers. Our customers use the majority of our standby power products in telecommunications applications, such as central telephone exchanges, microwave relay stations, private branch exchange ("PBX") systems and wireless telephone systems. Our major telecommunications customers include national long distance companies, competitive local exchange carriers, wireline and wireless system operators, paging systems and PBX telephone locations using fiber optic, microwave transmission or traditional copper-wired systems.

Modular Power Plants. We offer several modular power plants, which are a type of integrated reserve power system. These products, which are referred to as the Liberty® AGM Series Power Plant and the Liberty® ACM Series Power Plant, integrate advanced rectifiers with virtually maintenance-free valve-regulated batteries. The Powercom Division introduced the Sageon™ power system in fiscal 2004. The Sageon™ family of power systems products is designed to fit virtually any application that demands stable, reliable and easily expandable DC power.

Uninterruptible Power Supplies. Similar to our Dynasty Division, we produce batteries for UPS systems, which provide instant battery backup in the event of primary power loss or interruption, thereby permitting an orderly shutdown of equipment or continued operation for a limited period of time until a power source comes back on-line. Large UPS systems are used principally for mainframe computers, minicomputers, networks and computer-controlled equipment.

Equipment for Electric Utilities and Industrial Control Applications. We produce rectifiers and batteries used in reserve power systems for switchgear and instrumentation control systems used in electric utilities and industrial control applications. These power systems provide auxiliary power that enables fossil fuel, hydro and nuclear power generating stations, switching substations and industrial control facilities to be shut down in an orderly fashion during emergencies or power failures until a power source comes back on-line.

Power Electronics Division – DC to DC Converters, Power Supplies and Magnetics

Through our Power Electronics Division we design, manufacture and market custom, standard and modified-standard electronic power supplies. Our Power Electronics Division services several major market segments including telecommunications, networking equipment, office equipment, industrial automation and test instrumentation. In addition, our Power Electronics Division manufactures rectifiers for reserve power applications that are sold by our Powercom Division and provides electronic contract manufacturing services for key clients in the Southwest United States.

We sell the majority of our power supply products to OEMs of electronic products on either a custom, standard or modified-standard basis. Power supplies are embedded in almost all electronic products and are used to convert available AC or DC voltage to the required level and quality of DC voltage to power the associated equipment.

Our power supplies incorporate advanced technology and are designed for reliable operation of the host equipment. These products include DC to DC converters, AC to DC and DC to DC power supplies and magnetics (transformers and inductors) for use in a wide variety of applications, with outputs ranging from sub one watt to several kilowatts. DC to DC products are circuit board mounted devices used to convert available system power to required component voltages. DC to DC converters are widely used in distributed power and intermediate bus architecture where system voltages require conversion to a higher or lower voltage to power components such as microprocessors and arrays. AC to DC power supplies convert alternating current, the form in which virtually all power is delivered by electric utilities to end users, into precisely controlled direct current that is required by sensitive electronic application architecture.

In the telecommunications industry, our power supplies are broadly used in central office and transmission equipment. We also produce power supplies for networking equipment (switches, routers, hubs, etc.), office equipment (mass storage, digital printing, etc.), and industrial equipment (computing, automation and test instrumentation).

Motive Power Division - Motive Power Systems

Our customers use the majority of our motive power products to provide power for material handling vehicles. A significant portion of our motive power sales includes products and systems to recharge motive power batteries.

We produce complete systems and individual components (including power electronics and batteries) to monitor, charge, test and manage the batteries used in powering electric industrial vehicles, including fork-lift trucks and automated guided vehicles. Our customers include end users in a broad array of industries, dealers of material handling equipment and, to a lesser extent, OEMs.

We offer a broad line of motive power equipment including the C-Line™ battery, which we believe is the industry standard for long life and the V-Line® battery for general material handling applications. We also offer a broad line of battery charging and associated specialty equipment and parts.

Sales, Installation and Servicing

The sales, installation and servicing of our Powercom and Motive Power products are performed through several networks of independent manufacturer's representatives located throughout North America. Most of our independent manufacturer's representatives (or contractors in the case of installation or service) operate under contracts providing for compensation on a commission basis or as a distributor with product purchased for resale. Dynasty and Power Electronics products are sold via a network of independent manufacturer's representatives as well as independent distributors located throughout the world.

In addition to these networks of independent manufacturer's representatives and distributors, we employ internal sales management consisting of regional sales managers, account specific sales persons and product/market specialists. The regional sales managers are each responsible for managing a number of independent manufacturer's representatives and for developing long-term relationships with large end users, OEMs and national accounts. We also employ a separate sales organization that works with the independent manufacturer's representative network and directly with certain large customers.

We have internal product management and marketing personnel in each of our divisions to manage the development of new products from the initial concept definition and management approval stages through the engineering, production and sales processes. They are also responsible for applications engineering, technical training of sales representatives and the marketing communications function.

We maintain branch sales and service facilities in North America, Europe and Asia, with the support of our headquarters and service personnel, and have business relationships with sales representatives and distributors throughout the world.

No single customer of C&D accounted for 10% or more of our net sales for the year ended January 31, 2004. We typically sell our products with terms requiring payment in full within 30 days. We warrant our battery products on a full and/or pro-rata basis, to perform as rated for specified periods of time, ranging from 1 to 25 years, depending on the type of product and its application. The longest warranties generally are applicable to flooded standby power batteries sold by our Powercom Division. Power supply products from our Power Electronics Division are generally sold with a full one year warranty.

Backlog

The level of unfilled orders at any given date during the year may be materially affected by the timing and product mix of orders, customer requirements and, taking into account considerations of manufacturing capacity and flexibility, the speed with which we fill those orders. Period-to-period comparisons may not be meaningful. Occasionally orders may be canceled by the customer prior to shipment.

Our order backlog at March 31, 2004 was $50,034,000 and at March 31, 2003 was $43,253,000. We expect to fill virtually all of the March 31, 2004 backlog during fiscal 2005.

Manufacturing and Raw Materials

We manufacture our products at seven domestic plants, two plants in China, two plants in Mexico and one plant in the United Kingdom. We manufacture most key product lines at a single focused plant in order to optimize manufacturing efficiency, asset management and quality control.

Consolidation. No manufacturing facilities were closed during fiscal 2004. In fiscal 2003, we closed the metal fabrication operations at our Conshohocken, Pennsylvania facility and now purchase products previously manufactured at this location from third parties. We also closed our Shannon, Ireland facility in fiscal 2003, shifting its manufacturing and design capabilities to other Power Electronics Division facilities. In fiscal 2002, we closed our Workington, United Kingdom facility and transferred production to our other Power Electronics Division facilities.

Raw Materials. The principal raw materials used in the manufacture of our products include lead, steel, copper, plastics, printed circuit boards and electronic components, all of which are generally available from multiple suppliers. Other than the required use of one supplier of lead and one supplier of lead oxide for the production of Round Cell batteries for one customer, we use a number of suppliers to satisfy our raw materials needs.

ISO 9000 Recognition. ISO certification assures customers that our internal processes and systems meet internationally recognized standards. We are ISO 9001:2000 standard certified at the following domestic locations: Conyers, Georgia; Dunlap, Tennessee; Milwaukee, Wisconsin and Tucson, Arizona. Internationally, our operations in Guangzhou, China; Milton Keynes and Romsey, United Kingdom; Nogales, Mexico and Shanghai, China are also ISO 9001:2000 standard certified.

Competition

Our products compete on the basis of:

- product quality and reliability;
- reputation;
- customer service;
- delivery capability; and
- technology.

We also offer competitive pricing and highly value our relationships with our customers. In addition, we believe that we have certain competitive advantages in specific product lines.

We believe that we are one of the four largest producers of both reserve and motive power systems in North America. We believe that the ability to provide a single source for design, engineering, manufacturing and service is an important element in our competitive position.

In reserve power systems, we believe we are the only major North American company that manufactures complete, integrated reserve power systems consisting of both electronics and batteries. Our other major competitors manufacture either electronics or batteries, but not both.

When lead prices rise, certain of our battery competitors that own smelting operations may have lower lead costs than we have. However, when lead prices decline, the high fixed costs associated with these operations may provide C&D with a cost advantage.

Research and Development

We maintain extensive technology departments concentrating on electrochemical and electronics technologies. We focus on:

- the design and development of new products;
- the ongoing development and improvement of existing products;
- sustaining engineering;
- production engineering (including quality testing and managing the changes in production capacity); and
- the evaluation of competitive products.

Our research and development facilities in the United States and Europe feature advanced computer-aided design and testing equipment. Technology and engineering personnel coordinate all activities closely with operations, sales and marketing in order to better meet the needs of customers. We continue to develop new products in our businesses. During fiscal 2004, the Dynasty Division introduced a new line of premium replacement 10 year life VRLA batteries for UPS applications called the MAXRATE™ which we believe provides a longer life and improved runtime in the same space as that of original equipment batteries currently supplied by UPS manufacturers. The Powercom Division introduced the Sageon™ power system in fiscal 2004. The Sageon™ family of power systems products is designed to fit virtually in any application that demands stable, reliable and easily expandable DC power. The Power Electronics Division introduced a significant number of new products during fiscal 2004 year including the WPA60, sixty-watt, dual output voltage, DC to DC converter to meet the ever-increasing power and voltage needs of today's semiconductor technologies. In addition, the NTH series, isolated, two watt, dual output, surface mount device was introduced with leadframe technology and transfer molding techniques to bring all of the benefits of IC style packaging to hybrid circuitry. In our Motive Power Division, we introduced the IFR charger line which extends our ability to provide chargers not only for our own line of Motive batteries, but also those of our competition.

International Operations

Along with our domestic manufacturing facilities, we have international manufacturing facilities in China, Mexico and the United Kingdom. Our 67% joint venture facility in Shanghai, China manufactures industrial batteries that are sold primarily in China and Europe. Our Power Electronics Division facilities in China and the United Kingdom manufacture electronics that are sold primarily in Europe, North America, and the Far East. International sales accounted for 17.4%, 18.0% and 20.4% of net sales for the years ended January 31, 2004, 2003 and 2002, respectively.

Patents and Trademarks

Our practice is to apply for patents on new inventions, designs and processes, which have strategic value or which are associated with existing or prospective product lines, service offerings or operations. We believe that the growth of our business will depend primarily upon the quality and reliability of our products and our relationships with our customers, rather than the extent of our patent protection. While we believe that patents are important to our business operations, the loss of any single or several patents would not have a material adverse effect on our company.

We regard our trademarks C&D®, C&D TECHNOLOGIES®, C&D TECHNOLOGIES POWER SOLUTIONS®, DYNASTY®, LIBERTY®, LIBERTY SERIES®, LIBERTY SERIES 2000 MAX® and MAXIMIZER® as being of substantial value in the marketing of our products and have registered these trademarks in the United States Patent and Trademark Office. Our trademarks also include C-LINE™, COMPUCHARGE®, FERRO FIVE®, FERRO 1500®, HYPERON®, MAXRATE™, POSITION PERFECT®, RANGER®, SAGEON™, SMARTBATTERY® and V-LINE®.

Employees

On February 29, 2004 we employed 2,345 people. Of these employees, 1,861 were employed in manufacturing and 484 were employed in field sales, technology, manufacturing support, sales support, marketing and administrative activities. Our management considers our employee relations to be satisfactory. Employees at five North American plants are represented by five different unions under collective bargaining agreements. Of these agreements, only the collective bargaining agreement associated with our Attica, Indiana facility is scheduled to expire in fiscal 2005.

Environmental Regulations

Our operations are subject to extensive and evolving environmental laws and regulations regarding the clean-up and protection of the environment, worker health and safety and the protection of third parties. These laws and regulations include, but are not limited to, the following:

- requirements relating to the handling, storage, use and disposal of lead and other hazardous materials used in manufacturing processes and solid wastes;
- record keeping and periodic reporting to governmental entities regarding the use and disposal of hazardous materials;
- monitoring and permitting of air emissions and water discharge; and
- monitoring worker exposure to hazardous substances in the workplace and protecting workers from impermissible exposure to hazardous substances, including lead, used in our manufacturing process.

We operate under a comprehensive environmental, health and safety compliance program, which is headed by an environmental vice-president and staffed with trained environmental professionals. As part of our program, we:

- prepare environmental and health and safety practice manuals and policies;
- conduct employee training;
- develop and implement waste minimization initiatives;
- undertake periodic internal and oversee external audits of our operations and environmental and health and safety programs;

- practice and engage in routine sampling and monitoring of employee chemical and physical exposure levels;
- engage in sampling and monitoring of potential points of environmental emissions; and
- prepare and/or review internal reports to regulatory bodies and interface with them regarding environmental, safety and other issues.

In addition, we also have installed certain pollution abatement equipment to reduce emissions and discharges of regulated pollutants into the environment. Our program monitors and seeks to resolve potential environmental liabilities that result from, or may arise from, current and historic hazardous materials handling and waste disposal practices. We have in place a spent product recapture and recycling program for our facilities and our customers.

While we believe that we are in material compliance with the applicable environmental requirements, we have received, and in the future may receive, citations and notices from governmental regulatory authorities that certain of our operations are not in compliance with our permits or applicable environmental requirements. Occasionally we are required to pay a penalty or fine, to install control technology or to make equipment or process changes (or a combination thereof) as a result of the non-compliance or changing regulatory requirements. When we become aware of a non-compliance or change in regulatory requirements, we take immediate steps to correct and resolve the issues. The associated costs have not had a material adverse effect on our business, financial condition or results of operations.

Notwithstanding our efforts to maintain compliance with applicable environmental requirements, if injury or damage to persons or the environment arises from hazardous substances used, generated or disposed of in the conduct of our business (or that of our predecessors to the extent we are not indemnified therefor), we may be held liable for certain damages, the costs of the investigation and remediation, and potential fines and penalties, which could have a material adverse effect on our business, financial condition or results of operations. However, under the terms of the purchase agreement with Allied for the acquisition of C&D (the "Acquisition Agreement"), Allied was obligated to indemnify C&D for any liabilities of this type resulting from conditions existing at January 28, 1986 that were not disclosed by Allied to C&D in the schedules to the Acquisition Agreement. These obligations have since been assumed by Allied's successor in interest, Honeywell ("Honeywell").

C&D, along with numerous other parties, has been requested to provide information to the United States Environmental Protection Agency (the "EPA") in connection with investigations of the source and extent of contamination at three lead smelting facilities (the "Third Party Facilities") to which C&D had made scrap lead shipments for reclamation prior to the date of the acquisition.

C&D and four other PRPs agreed upon a cost sharing arrangement for the design and remediation phases of a project related to one of the Third Party Facilities, the former NL Industries site in Pedricktown, New Jersey, acting pursuant to a Consent Decree. The PRPs identified and sued additional PRPs for contribution. In April 2002, one of the original four PRPs, Exide Technologies ("Exide"), filed for relief under Chapter 11 of Title 11 of the United States Code. In August 2002, Exide notified the PRPs that it would no longer be taking an active role in any further action at the site and discontinued its financial participation. This resulted in a pro rata increase in the liabilities of the other PRPs, including C&D.

We also responded to requests for information from the EPA and the state environmental agency with regard to another Third Party Facility, the "Chicago Site," in October 1991.

In August 2002, we were notified of our involvement as a PRP at the NL Atlanta, Northside Drive Superfund site. We are currently in negotiations with the other PRPs at this site regarding our share of the allocated liability, which we expect to be de minimis.

We are also aware of the existence of contamination at our Huguenot, New York facility, which is expected to require expenditures for further investigation and remediation. The site is listed by the New York State Department of Environmental Conservation ("NYSDEC") on its registry of inactive hazardous waste disposal sites due to the presence of fluoride and other contaminants in amounts that exceed state groundwater standards, and the agency has issued a Record of Decision for the soil remediation portion of the site. A final remediation plan for the ground water portion has not yet been finalized with or approved by the State of New York. In February 2000, we filed suit against the prior owner of the site, Avnet, Inc., which is ultimately expected to bear some, as yet undetermined, share of the costs associated with remediation of contamination in place at the time the Company acquired the property. The parties are attempting to resolve the matter through mediation, failing which we intend to aggressively pursue all available legal remedies. Should the parties fail to reach a mediated settlement, and unless an alternative resolution can be achieved, NYSDEC may conduct the remediation and seek recovery from the parties.

Together with JCI, we are conducting an assessment and remediation of contamination at our Dynasty Division facility in Milwaukee, Wisconsin. The majority of the on-site portion of this project was completed as of October 2001. Under the purchase agreement with JCI, we are responsible for (i) one-half of the cost of the on-site assessment and remediation, with a maximum liability of $1,750,000, (ii) any environmental liabilities at the facility that are not remediated as part of the current project and (iii) environmental liabilities for any new claims made after the fifth anniversary of the closing, i.e. March 2004, that arise from migration from a pre-closing condition at the Milwaukee facility to locations other than the Milwaukee facility, but specifically excluding liabilities relating to pre-closing offsite disposal. In March 2004, C&D entered into an agreement with JCI to continue to share responsibility as set forth in the original purchase agreement.

In January 1999, we received notification from the EPA of alleged violations of permit effluent and pretreatment discharge limits at our plant in Attica, Indiana. We submitted a compliance plan to the EPA in April 2002. We engaged in negotiations with both the EPA and Department of Justice through March 2003 regarding a potential resolution of this matter. The government filed suit against C&D in March 2003 for alleged violations of the Clean Water Act. The complaint requests injunctive relief and civil penalties of up to the amounts provided by statute. We anticipate that the matter will result in a penalty assessment and compliance obligations. We continue to seek a negotiated or mediated resolution, failing which we intend to vigorously defend the action.

We accrue reserves for liabilities in our consolidated financial statements and periodically reevaluate the reserved amounts for these liabilities in view of the most current information available in accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies." As of January 31, 2004 accrued environmental reserves totaled $2,525,000 consisting of $2,223,000 in other current liabilities and $302,000 in other liabilities. Based on currently available information, we believe that appropriate reserves have been established with respect to the foregoing contingent liabilities and that they are not expected to have a material adverse effect on our business, financial condition or results of operations.

Available Information

C&D maintains an Internet web site (www.cdtechno.com) and makes available free of charge on or through the web site its Annual Report on Form 10-K, its quarterly reports on Form 10-Q and its current reports on Form 8-K as soon as reasonably practicable after it electronically files such material with, or furnishes it to, the SEC. C&D also makes available on its website and in printed form upon request, C&D's Code of Business Conduct, Code of Ethics for C&D's Chief Executive Officer and Financial Employees and C&D's Corporate Governance Guidelines.

Item 2. ***Properties***

Set forth below is certain information, as of April 1, 2004, with respect to our principal properties.

Location	Square Footage	Products Manufactured at or Use of Facility
United States Properties:		
Milwaukee, Wisconsin (1)	370,000	Small standby power batteries
Attica, Indiana (1)	295,000	Large standby power batteries
Leola, Pennsylvania (1)	240,000	Large standby power batteries, Round Cell, distribution center and battery R&D laboratory
Conyers, Georgia (1)	161,000	Small standby power batteries
Huguenot, New York (1)	148,000	Motive power batteries
Dunlap, Tennessee (2)	72,000	Standby power and motive power electronics products
Blue Bell, Pennsylvania (2)	63,000	Corporate headquarters, Standby Power and Motive Power divisional headquarters and electronics R&D laboratory
Tucson, Arizona (2)	55,000	DC to DC converters, power supplies, headquarters of Power Electronics Division and electronics R&D laboratory
International Properties:		
Shanghai, China (3)	315,000	Small standby power batteries
Reynosa, Mexico (1)	240,000	Large standby power batteries
Nogales, Mexico (2)	97,000	DC to DC converters and AC to DC power supplies
Guangzhou, China (2)	35,000	DC to DC converters and wound magnetics
Milton Keynes, United Kingdom (2)	33,000	DC to DC converters, wound magnetics and electronics R&D laboratory
Romsey, United Kingdom (2)	21,000	Distribution center
Mississauga, Canada (2)	20,000	Canadian headquarters, sales office and distribution center

(1) Property is owned by C&D.

(2) Property is leased by C&D.

(3) Building is owned by the joint venture; however, the land is leased under a 50-year agreement, of which 41 years remain. The Chinese government has notified our joint venture that it will be required to relocate the Shanghai plant. Negotiations are in process between the joint venture and the Chinese government regarding the details surrounding the specific location, timing and cost responsibilities related to the relocation of the Shanghai plant. Our joint venture has tentatively agreed to an arrangement with the Chinese government whereby we will relocate our Shanghai facility to a site elsewhere in the Pudong Development Zone. We anticipate that the new factory will be complete by the end of fiscal year 2006.

Item 3. ***Legal Proceedings***

We are involved in ordinary, routine litigation incidental to the conduct of our business. None of this litigation, individually or in the aggregate, is material or is expected to be material to our financial condition or results of operations in any year. See *Business - Environmental Regulations* for a description of certain administrative proceedings in which we are involved.

On March 24, 2003, C&D was sued in an action captioned *United States of America v. C&D Technologies, Inc.*, in the United States District Court for the Southern District of Indiana, for alleged violations of the Clean Water Act by virtue of alleged violations of permit effluent and pretreatment discharge limits at our plant in Attica, Indiana. The complaint requests injunctive relief and civil penalties of up to the amounts provided by statute.

Item 4. ***Submission of Matters to a Vote of Security Holders***

None.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

Our Common Stock is traded on The New York Stock Exchange under the symbol CHP. The approximate number of beneficial and registered record holders of our Common Stock on April 7, 2004 was 4,400.

The following table sets forth, for the periods indicated, the high and low sales prices for our Common Stock as reported by the New York Stock Exchange. These prices represent actual transactions, but do not reflect adjustment for retail markups, markdowns or commissions.

	Year Ended			
	January 31, 2004		January 31, 2003	
Fiscal Quarter	High	Low	High	Low
First Quarter	$17.82	$11.30	$23.04	$19.00
Second Quarter	15.55	11.20	24.27	13.25
Third Quarter	21.80	14.43	17.50	12.50
Fourth Quarter	23.43	17.70	21.25	15.40

Dividends. We began paying cash dividends on our Common Stock in April 1987. For the years ended January 31, 2004 and 2003 we declared dividends per share as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2004	$0.01375	$0.01375	$0.01375	$0.01375
2003	$0.01375	$0.02750	-	$0.01375

Our bank loan agreement permits dividends to be paid on our Common Stock so long as there is no default under that agreement. Subject to that restriction and the provisions of Delaware law, our Board of Directors currently intends to continue paying dividends. We cannot assure you that we will continue to do so since future dividends will depend on our earnings, financial condition and other factors.

On February 22, 2000, the Board of Directors of C&D declared a dividend of one common stock purchase right (a "Right") for each share of Common Stock outstanding on March 3, 2000 to the stockholders of record on that date. The description and terms of the Rights are set forth in a Rights Agreement between C&D and Mellon Investor Services, LLC (formerly ChaseMellon Shareholder Services, L.L.C.), as rights agent. Upon the occurrence of certain events, each Right will entitle the registered holder to purchase from C&D one one-hundredth of a share of Common Stock at a purchase price of $150 per one one-hundredth of a share, subject to adjustment, as stated in the Rights Agreement. Upon the occurrence of certain events involving a hostile takeover of C&D, unless our Board of Directors acts otherwise, each holder of a Right, other than Rights beneficially owned by the acquiring company, will thereafter have the right to receive upon exercise: (i) that number of shares of our common stock having a market value equal to two times the purchase price of the Right or (ii) that number of shares of common stock of the acquiring company that at the time of the transaction has a market value of two times the exercise price of the Right.

Item 6. ***Selected Financial Data***

The following selected historical financial data for the periods indicated have been derived from C&D's consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, independent auditors. The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and C&D's consolidated financial statements, which appear in Items 7 and 15 of this Form 10-K.

(In thousands, except share and per share data)	Fiscal Year				
	2004 (1)	2003	2002	2001 (2)	2000 (3)
Statement of Income Data:					
Net sales	$324,824	$335,745	$471,641	$615,678	$482,182
Cost of sales	248,145	257,046	343,370	439,135	357,802
Gross profit	76,679	78,699	128,271	176,543	124,380
Selling, general and administrative expenses	40,459	35,136	50,406	66,243	59,315
Research and development expenses	9,542	9,509	10,291	10,281	8,941
Operating income	26,678	34,054	67,574	100,019	56,124
Interest expense, net	1,268	3,800	6,700	6,315	7,946
Other expense (income), net	1,641	1,457	1,239	(725)	(20)
Income before income taxes and minority interest	23,769	28,797	59,635	94,429	48,198
Provision for income taxes	8,795	9,414	22,244	35,883	17,737
Net income before minority interest	14,974	19,383	37,391	58,546	30,461
Minority interest	83	91	1,317	2,651	619
Net income	$ 14,891	$ 19,292	$ 36,074	$ 55,895	$ 29,842
Net income per common share – basic (4)	$ 0.58	$ 0.75	$ 1.38	$ 2.13	$ 1.17
Net income per common share – diluted (5)	$ 0.58	$ 0.74	$ 1.35	$ 2.05	$ 1.14
Dividends per common share	$ 0.055	$ 0.055	$ 0.055	$ 0.055	$ 0.055
Balance Sheet Data:					
Working capital	$ 64,005	$ 53,776	$ 55,014	$ 75,895	$ 65,079
Total assets	385,950	382,156	395,558	455,519	354,115
Short-term debt	-	14,062	27,255	18,172	20,393
Long-term debt	19,620	25,857	46,892	98,849	76,459
Stockholders' equity	269,533	258,274	241,858	218,054	162,066

(footnotes begin on the following page)

(1) On September 25, 2003, C&D and its wholly owned Mexican subsidiary, C&D Technologies Reynosa, S. de R.L. de C.V., acquired from Matsushita Battery Industrial Corporation of America, and its Mexican subsidiary, Matsushita Battery Industrial de Mexico, S.A. de C.V., a 240,000 square foot facility in Reynosa, Mexico and the equipment in that facility historically used for the manufacture of large, valve regulated lead acid batteries ("VRLA Batteries") for standby power applications. In addition, C&D has entered into a worldwide technology license agreement with Matsushita Battery Industrial Co. Ltd. of Japan for selected patents and know-how relating to the manufacturing technology for the aforementioned products. For reporting purposes, the acquisition of the Reynosa facility and associated operating results are included in the Powercom Division. We continue to use the assets acquired for the manufacture of large, VRLA batteries for standby power applications.

(2) In December 2000 (effective as of November 26, 2000), we acquired NCL, a producer of electronic power conversion products (primarily DC to DC converters) based in the United Kingdom. For reporting purposes, the acquisition of NCL is included in the Power Electronics Division. We continue to use the assets acquired in such business.

(3) Effective March 1, 1999, we acquired substantially all of the assets of the Specialty Battery Division of JCI including, without limitation, certain assets of Johnson Controls Technology Company, a wholly owned subsidiary of JCI, and 100% of the ordinary shares of Johnson Controls Battery (U.K.) Limited, an indirect wholly owned subsidiary of JCI. In addition, C&D assumed certain liabilities of the seller. The Specialty Battery Division was engaged in the business of designing, manufacturing, marketing and distributing industrial batteries. We continue to use the assets acquired in such business. On August 2, 1999, we completed the acquisition of JCI's 67% ownership interest in a joint venture battery business in Shanghai, China. The joint venture manufactures, markets and distributes industrial batteries. We continue the joint venture operations in such business. For reporting purposes, we have re-named the Specialty Battery Division and JCI's 67% ownership interest of the joint venture battery business in Shanghai, China the Dynasty Division.

(4) Based on 25,536,628, 25,818,024, 26,153,715, 26,223,684 and 25,529,778 weighted average shares outstanding – basic.

(5) Based on 25,731,961, 26,025,179, 26,688,011, 27,264,528 and 26,088,402 weighted average shares outstanding – diluted.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

All dollar amounts in this Item 7 are in thousands, except per share amounts and per pound lead amounts.

Impact of Economy and Shift in Customer Demand

During fiscal 2004, primarily due to continuing weak economic conditions, particularly in the telecommunications market, there was a softening in demand for our products, with the exception of products sold to the UPS market.

Raw Material Pricing and Productivity

Lead, steel, copper, plastics and electronic components are the major raw materials used in the manufacture of our industrial batteries and electronics products and, accordingly, represent a significant portion of our materials costs. During fiscal 2004, 2003 and 2002, the average London Metals Exchange ("LME") price per pound of lead was as follows:

	Fiscal year		
	2004	2003	2002
Average annual LME price per pound of lead	$0.25	$0.20	$0.22
Lowest average monthly LME price per pound of lead	$0.20	$0.19	$0.20
Highest average monthly LME price per pound of lead	$0.34	$0.22	$0.23

We have a long-term cost containment program to minimize manufacturing costs. Under the program, we continue to allocate a significant amount of our normal annual capital expenditures to cost containment and productivity improvement projects.

Inflation

The cost to C&D of manufacturing materials and labor and most other operating costs are affected by inflationary pressures. Our ability to pass along inflationary cost increases to our customers through higher prices may be limited during periods of stable or declining lead prices because of industry pricing practices that tend to link product prices and lead prices. During the recent increase of lead prices in the second half of fiscal 2004, we have not been able to fully offset the higher lead prices through selective price increases. We believe that, over recent years, we have been able to offset inflationary cost increases on items other than lead by:

- effective raw materials purchasing programs;
- increases in labor productivity;
- improvements in overall manufacturing efficiencies; and
- selective price increases of our products.

Results of Operations

The following table sets forth selected items in C&D's consolidated statements of income as a percentage of sales for the periods indicated.

	Fiscal Year		
	2004	2003	2002
Net sales	100.0%	100.0%	100.0%
Cost of sales	76.4	76.6	72.8
Gross profit	23.6	23.4	27.2
Selling, general and administrative expenses	12.5	10.5	10.7
Research and development expenses	2.9	2.8	2.2
Operating income	8.2	10.1	14.3
Interest expense, net	0.4	1.1	1.4
Other expense, net	0.5	0.4	0.3
Income before income taxes and minority interest	7.3	8.6	12.6
Provision for income taxes	2.7	2.8	4.7
Net income before minority interest	4.6	5.8	7.9
Minority interest	0.0	0.1	0.3
Net income	4.6%	5.7%	7.6%

Critical Accounting Policies

We have identified the critical accounting policies that are most important to the portrayal of our financial condition and results of operations. The policies set forth below require management's most subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Litigation and Environmental Reserves

C&D is involved in litigation in the ordinary course of business, including personal injury, property damage and environmental litigation. We also expend funds for environmental remediation of both company-owned and third-party locations. In accordance with Generally Accepted Accounting Principles ("GAAP"), specifically SFAS No. 5, "Accounting for Contingencies" and Statement of Position 96-1, "Environmental Remediation Liabilities," we record a loss and establish a reserve for litigation or remediation when it is probable that an asset has been impaired or a liability exists and the amount of the liability can be reasonably estimated. Reasonable estimates involve judgments made by management after considering a broad range of information including: notifications, demands or settlements that have been received from a regulatory authority or private party, estimates performed by independent engineering companies and outside counsel, available facts, existing and proposed technology, the identification of other PRPs, their ability to contribute and prior experience. These judgments are reviewed quarterly as more information is received and the amounts reserved are updated as necessary. However, the reserves may materially differ from ultimate actual liabilities if the loss contingency is difficult to estimate or if management's judgments turn out to be inaccurate. If management believes no best estimate exists, the minimum loss is accrued.

Valuation of Long-lived Assets

We assess the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets or the asset grouping may not be recoverable. Factors we consider in deciding when to perform an impairment review include significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in our use of the assets. Recoverability of assets that will continue to be used in our operations is measured by comparing the carrying amount of the asset grouping to the related total future net cash flows. If an asset grouping's carrying value is not recoverable through those cash flows, the asset grouping is considered to be impaired. The impairment is measured by the difference between the assets' carrying amount and their fair value, based on the best information available, including market prices or discounted cash flow analyses.

Pension and Other Employee Benefits

Certain assumptions are used in the calculation of the actuarial valuation of our defined benefit pension plans and postretirement benefits. These assumptions include the weighted average discount rate, rates of increase in compensation levels, expected long-term rates of return on assets and increases or trends in health care costs. If actual results are less favorable than those projected by management, additional expense may be required.

Inventory Reserves

C&D adjusts the value of its obsolete and unmarketable inventory to the estimated market value based upon assumptions of future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Allowance for Doubtful Accounts

C&D maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Warranty Reserves

C&D provides for the estimated cost of product warranties at the time revenue is recognized. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our suppliers' products and processes, C&D's warranty obligation is affected by product failure rates, warranty replacement costs and service delivery costs incurred in correcting a product failure. Should actual product failure rates, warranty replacement costs or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be made.

Deferred Tax Valuation Allowance

C&D records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event C&D were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should C&D determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Revenue Recognition

C&D recognizes revenue when the earnings process is complete. This occurs when products are shipped to the customer in accordance with terms of the agreement, title and risk of loss have been transferred, collectibility is reasonably assured and pricing is fixed or determinable. Accruals are made for sales returns and other allowances based on our experience. While returns have historically been minimal and within the provisions established, we cannot guarantee that we will continue to experience the same return rates that we have in the past.

Impairment of Goodwill

Goodwill represents the excess of the cost over the fair value of net assets acquired in business combinations. Goodwill and other "indefinite-lived" assets are not amortized and are subject to the impairment rules of SFAS No. 142, "Goodwill and Other Intangible Assets," which C&D adopted on February 1, 2002. Goodwill is tested for impairment on an annual basis or upon the occurrence of certain circumstances or events. C&D determines the fair market value of its reporting units using quoted market rates and cash flow techniques. The fair market value of the reporting units is compared to the carrying value of the reporting units to determine if an impairment loss should be calculated. If the book value of a reporting unit exceeds the fair value of the reporting unit, an impairment loss is indicated. The loss is calculated by comparing the fair value of the goodwill to the book value of the goodwill. If the book value of the goodwill exceeds the fair value of the goodwill, an impairment loss is recorded. Fair value of goodwill is determined by subtracting the fair value of the identifiable assets of a reporting unit from the fair value of the reporting unit. In the fiscal year ended January 31, 2003, we recorded an impairment of goodwill in our Motive Power Division, resulting in the complete write-off of all goodwill related to the Motive Power Division. No impairment to goodwill existed in any of our other divisions as of January 31, 2003. No impairment to goodwill in any division existed as of January 31, 2004.

Research and Development

Research and development costs are expensed as incurred. Research and development costs consist of direct and indirect internal costs related to specific projects. The cost of materials (whether from our normal inventory or acquired specially for research and development activities) and equipment or facilities that are acquired or constructed for research and development activities and that have alternative future uses (in research and development projects or otherwise) are capitalized as tangible assets when acquired or constructed. The cost of such materials consumed in research and development activities and the depreciation of such equipment or facilities used in those activities are recorded as research and development costs.

Fiscal 2004 Compared to Fiscal 2003

All comparisons are with the corresponding periods in the previous year, unless otherwise stated.

Net sales for fiscal 2004 decreased $10,921 or 3% to $324,824 from $335,745 in fiscal 2003. This decrease resulted from lower customer demand for products of the Powercom, Power Electronics and Motive Power divisions, partially offset by higher customer demand for products of the Dynasty Division. Sales by the Powercom Division declined $18,750, or 13%, primarily due to lower sales to the telecommunications market. The Powercom Division derives approximately 60% of its sales from telecommunications infrastructure spending, and we continue to be adversely affected by the decreased spending in this industry. However, we understand from our major customers that they plan to increase capital spending. Sales of the Power Electronics Division fell $7,760, or 17%, mainly due to lower DC to DC converter sales. Power Electronics had a solid fourth quarter, with revenue increasing across the division. End markets, including networking and office automation, appear to be strengthening. This division introduced over 30 new products in fiscal year 2004, accounting for approximately 7% of the division's revenue. Motive Power divisional sales dropped $1,487, or 3% due to lower sales of batteries and chargers. Dynasty Division sales increased $17,076, or 19%, primarily due to an increase in demand in the UPS market. The Dynasty Division generates approximately 70% of its sales from this market.

Gross profit for fiscal 2004 decreased $2,020 or 3% to $76,679 from $78,699 in the prior year. Gross margin increased slightly from 23.4% in fiscal year 2003 to 23.6% in fiscal year 2004. Gross profit declined in the Powercom Division, primarily as a result of lower sales volumes, startup costs of approximately $1,300 at our new Reynosa, Mexico facility and higher lead costs, partially offset by a favorable year-end LIFO inventory adjustment of $2,745. Gross profit in the Motive Power Division increased on lower sales, primarily due to the improvement in plant operational effectiveness in fiscal 2004, partially offset by higher lead costs. Gross profit in the Power Electronics Division increased on lower sales primarily due to the re-organization charges of $1,263 recorded in the fourth quarter of fiscal 2003 related to the closure of our Shannon, Ireland facility and the benefits of relocating certain Mexican manufacturing activities to our Guangzhou, China facility, which has lower manufacturing costs.

Selling, general and administrative expenses for fiscal 2004 increased $5,323 or 15%. This increase was primarily due to $2,897 of higher warranty costs, higher payroll related costs of $1,932 and the prior year gain of $1,610 recognized on the sale of our Conshohocken, Pennsylvania facility, partially offset by lower variable selling costs of $803 associated with the decreased sales volumes.

Research and development expenses for fiscal 2004 increased $33 or less than 1%. As a percentage of sales, research and development expenses increased from 2.8% of sales in fiscal 2003 to 2.9% of sales in fiscal 2004.

Operating income decreased $7,376 or 22% to $26,678 from $34,054 in the prior year. This decrease was the result of lower operating income generated by the Powercom Division, partially offset by a lower operating loss in the Motive Power Division, operating income in the Power Electronics Division in fiscal 2004 compared to an operating loss in fiscal 2003 and higher operating income in the Dynasty Division.

Interest expense, net, decreased $2,532 in fiscal 2004 compared to the prior year, primarily due to lower average debt balances outstanding during the year, coupled with a lower effective interest rate.

Income tax expense for fiscal 2004 decreased $619 from fiscal 2003, primarily as the result of lower income before income taxes, partially offset by an increase in our effective tax rate. The effective tax rate consists of statutory rates adjusted for the tax impacts of foreign operations. The effective tax rate for fiscal 2004 increased to 37.0% from 32.7% in the prior year, primarily as a result of the favorable resolution of state tax audits in the fourth quarter of fiscal 2003.

Minority interest of $83 in fiscal 2004 reflects the 33% ownership interest in the joint venture battery business located in Shanghai, China that is not owned by C&D. The decrease in minority interest was due to lower profitability of the Shanghai joint venture.

As a result of the above, for fiscal 2004, net income decreased $4,401 or 23% to $14,891 or $0.58 per share – basic and $0.58 per share – diluted.

Future Outlook

The escalating price of lead negatively affects our business. In the fourth quarter of fiscal 2004, the negative effect of higher lead prices over the prior year's fourth quarter was approximately $0.06 cents per share. We anticipate that high lead pricing will continue to adversely affect our profitability in the near term. We have launched pricing initiatives to at least partially offset rising lead prices. In the first quarter of fiscal 2005, we expect revenues to increase modestly and to generate diluted earnings per share of between $0.05 to $0.08 per share.

In addition, as we continue to assimilate the Reynosa facility, we expect to record integration charges, including expenses of approximately $2,000 to $2,500 for rigging and transporting equipment as well as severance. There may also be asset impairment charges related to our Huguenot, New York and/or Leola, Pennsylvania facilities in fiscal 2005, although we cannot with certainty predict the magnitude or timing of such outcomes.

The Chinese government has notified our joint venture battery business that it will be required to relocate the Shanghai plant. Negotiations are in process between the joint venture and the Chinese government regarding the details surrounding the specific location, timing and cost responsibilities related to the relocation of the Shanghai plant. Our joint venture has tentatively agreed to an arrangement with the Chinese government whereby we will relocate our Shanghai facility to a site elsewhere in the Pudong Development Zone. The tentative agreement calls for a payout of approximately $20,000 to C&D, which will be supplemented by approximately $5,000 from the joint venture to build a new facility. We anticipate that the new factory will be complete by the end of fiscal year 2006.

Fiscal 2003 Compared to Fiscal 2002

All comparisons are with the corresponding periods in the previous year, unless otherwise stated.

Net sales for fiscal 2003 decreased $135,896 or 29% to $335,745 from $471,641 in fiscal 2002. This decrease resulted from lower customer demand for products of all divisions. Sales by the Powercom Division declined $90,324, or 38%, primarily due to lower sales to the telecommunications and UPS markets. This business continued to be affected by the lower spending levels in the telecommunications sector. However, the division had more than $17,000 in sales from products introduced during fiscal 2003. Dynasty Division sales decreased $22,911, or 20%, also due to a decline in sales to the telecommunications and UPS markets, partially offset by an increase in sales to the mobility market. The lower market demand for sealed product continued to affect this division. New products contributed approximated $4,000 of sales to this division. Sales of the Power Electronics Division fell $16,315, or 26%, mainly due to lower DC to DC converter sales, standard power supply sales and custom power supply sales. The division was negatively impacted by a substantial reduction in the requirements of a single customer. Although the overall pace of the Power Electronics Division remained sluggish due to the continuing state of the telecommunications market, we were encouraged by the number of new products we brought to market. Over 15% of fiscal 2003 sales by the Power Electronics Division came from products introduced since fiscal 2002. Additionally, we overhauled the distribution channels of this division. Distributors were replaced and upgraded during fiscal 2003, while the manufacturing representative network was strengthened. Our web-based initiatives came on line in the latter part of fiscal 2003 and we began to see positive results. Motive Power divisional sales dropped $6,346, or 10% due to lower sales of batteries and chargers. Motive Power sales increased modestly in the fourth quarter of fiscal 2003, based upon recent changes in sales channels. Additionally, we launched a private branding program for batteries and chargers to customers with whom we had not previously done business.

Gross profit for fiscal 2003 decreased $49,572 or 39% to $78,699 from $128,271 in the prior year, resulting in a decrease in gross margin from 27.2% to 23.4%. Gross profit declined in the Powercom, Dynasty and Motive Power divisions, primarily as a result of lower sales volumes, coupled with plant operational difficulties in the Motive Power Division. Gross profit in the Power Electronics Division increased on lower sales due to inventory-related charges in the prior fiscal year, partially offset by re-organization charges of $1,263 recorded in the fourth quarter of fiscal 2003 related to the closure of our Shannon, Ireland facility and the relocation of certain Mexican manufacturing activities to our Guangzhou, China facility, which has lower manufacturing costs.

Selling, general and administrative expenses for fiscal 2003 decreased $15,270 or 30%. This decrease was primarily due to: (i) lower variable selling costs of $5,876 associated with the decreased sales volumes; (ii) the implementation of SFAS No. 142 in fiscal 2002, which discontinued the amortization of goodwill of $6,372 (iii) costs recorded in fiscal 2002 of $2,793 related to a potential acquisition that did not close; (iv) lower payroll-related expenses of $2,023; (v) the gain of $1,610 recognized on the sale of our Conshohocken, Pennsylvania facility; and (vi) lower advertising expenses of $512. Partially offsetting this decrease were: (i) higher warranty expenses of $2,208; and (ii) the positive effect of the full recovery of certain litigation and settlement costs of $2,036 from one of our insurance carriers during the first quarter of fiscal 2002.

Research and development expenses decreased $782 or 8%, primarily due to lower spending in the Power Electronics and Powercom divisions. As a percentage of sales, research and development expenses increased from 2.2% of sales in fiscal 2002 to 2.8% of sales in fiscal 2003 as a result of lower sales volumes.

Operating income decreased $33,520 or 50% to $34,054 from $67,574 in the prior year. This decrease was the result of lower operating income generated by the Powercom and Dynasty divisions, coupled with a higher operating loss generated by the Motive Power Division. This decrease was partially offset by a lower operating loss in the Power Electronics Division.

Interest expense, net, decreased $2,900 in fiscal 2003 compared to the prior year, primarily due to lower average debt balances outstanding during the year, coupled with lower effective interest rates.

Income tax expense for fiscal 2003 decreased $12,830 from fiscal 2002, primarily as the result of lower income before income taxes and a decrease in our effective tax rate. The effective tax rate consists of statutory rates adjusted for the tax impacts of research and development credits and foreign operations. The effective tax rate for fiscal 2003 decreased to 32.7% from 37.3% in the prior year, primarily as a result of the resolution of state tax audits in the fourth quarter of fiscal 2003.

Minority interest of $91 in fiscal 2003 reflects the 33% ownership interest in the joint venture battery business located in Shanghai, China that is not owned by C&D. The decrease in minority interest was due to lower profitability of the Shanghai joint venture.

As a result of the above, for fiscal 2003, net income decreased $16,782 or 47% to $19,292 or $0.75 per share – basic and $0.74 per share – diluted.

Liquidity and Capital Resources

Net cash provided by operating activities decreased $13,772 or 25% to $41,378 for the fiscal year ended January 31, 2004 compared to $55,150 in the prior fiscal year. This decrease in net cash provided by operating activities was primarily due to: (i) a smaller decrease in inventory in fiscal 2004 versus fiscal 2003; (ii) a smaller increase in net deferred tax liabilities; (iii) a decrease in net income; and (iv) a smaller increase in accounts payable in fiscal 2004 versus fiscal 2003. These changes, resulting in lower net cash provided by operating activities, were partially offset by a smaller increase in other long-term assets in fiscal 2004 versus fiscal 2003, primarily due to significantly lower pension contributions in fiscal 2004 and an increase in other current liabilities in the current year (primarily due to warranty accruals) versus a decrease in the prior year.

Net cash used by investing activities increased $12,137 or 346% to $15,648 in fiscal 2004 compared to $3,511 in fiscal 2003, due to the acquisition of the Reynosa business, coupled with lower proceeds from the disposal of property, plant and equipment. Fiscal 2003 proceeds included $3,000 from the sale of our Conshohocken, Pennsylvania facility. The property was sold for $5,000, including a $2,000 note receivable. Acquisition of property, plant and equipment (excluding the purchase of the Reynosa business) decreased from $7,163 in fiscal 2003 to $3,697 in fiscal 2004.

Net cash used by financing activities decreased $20,981 or 44% to $26,667 in fiscal 2004 compared to $47,648 in the prior year. This decrease was primarily due to a lower repayment of long-term debt, coupled with lower purchases of treasury stock.

On November 20, 2003, we refinanced our existing five-year credit facility, which was due to expire on March 1, 2004. The refinancing was arranged by Bank of America and includes nine other lenders. The new agreement is a $100,000 revolving credit facility, which has a termination date of November 20, 2006. The interest rates are determined by our leverage ratio and are available at LIBOR plus 1.00% to LIBOR plus 2.00% or Prime to Prime plus .50%. Based on our current leverage, the loans under the revolving credit facility are priced at LIBOR plus 1.00%. The agreement requires C&D to pay a fee of .25% to .50% per annum, depending on our leverage ratio, on any unused portion of the revolver. The revolving credit facility includes a letter of credit facility not to exceed $15,000 and swingline loans not to exceed $10,000.

The credit agreement contains restrictive covenants that require C&D to maintain minimum ratios such as fixed charge coverage and leverage ratios as well as minimum consolidated net worth. We were in compliance with our loan agreement covenants at January 31, 2004. The availability under this agreement is expected to be sufficient to meet our ongoing cash needs for working capital requirements, debt service, capital expenditures and possible strategic acquisitions. Capital expenditures during fiscal 2004 were incurred to fund cost reduction programs, normal maintenance and regulatory compliance. Fiscal 2005 capital expenditures are expected to be in the range of $10,000 to $15,000, primarily to fund investment in our Reynosa, Mexico and Shanghai, China facilities, as well as cost reduction programs, normal maintenance and regulatory compliance.

We intend to continue making prudent purchases of our stock, paying down debt and selectively pursuing complementary acquisitions. Strategic acquisition opportunities will be expected to enhance C&D's long-term competitive position and growth prospects and may require external financing. We cannot assure, however, that we will close on any such acquisitions.

Our bank loan agreement permits dividends to be paid on our Common Stock as long as there is no default under that agreement. Subject to that restriction and the provisions of Delaware law, our Board of Directors currently intends to continue paying dividends. We cannot assure you that we will continue to do so since future dividends will depend on our earnings, financial condition and other factors.

Contractual Obligations and Commercial Commitments

The following tables summarize our contractual obligations and commercial commitments as of January 31, 2004:

	Payments Due by Period				
Contractual Obligations	**Total**	**Less than 1 year**	**1 – 3 years**	**4 – 5 years**	**After 5 years**
Operating leases	$19,799	$3,299	$5,374	$4,458	$6,668
Total contractual cash obligations	$19,799	$3,299	$5,374	$4,458	$6,668

	Amount of Commitment Expiration Per Period				
Other Commercial Commitments	**Total Amounts Committed**	**Less than 1 year**	**1 – 3 years**	**4 – 5 years**	**After 5 years**
Lines of credit	$19,620	-	$19,620	-	-
Standby letters of credit	3,659	-	3,659	-	-
Total commercial commitments	$23,279	-	$23,279	-	-

New Accounting Pronouncements

In April 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below, and for hedging relationships designated after June 30, 2003. In addition, except as stated below, all provisions of SFAS No. 149 should be applied prospectively.

The provisions of SFAS No. 149 relate to SFAS No. 133 implementation issues that have been effective for fiscal year quarters that began prior to June 15, 2003 and should continue to be applied in accordance with their respective effective dates. In addition, paragraphs 7 (a) and 23 (a), which relate to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. SFAS No. 149 had no significant impact at the point of adoption on our consolidated statements of income or financial position.

In December 2003, the FASB issued SFAS No. 132 (revised 2003),"Employers' Disclosures about Pensions and Other Postretirement Benefits." The revisions to SFAS No. 132 are intended to improve financial statement disclosures for defined benefit plans and were initiated in 2003 in response to concerns raised by investors and other users of financial statements about the need for greater transparency of pension information. In particular, the standard requires that companies provide more detail about their plan assets, benefit obligations, cash flows, benefit costs and other relevant quantitative and qualitative information. The guidance is effective for fiscal years ending after December 15, 2003. C&D has complied with these revised disclosure requirements.

Item 7A. ***Quantitative and Qualitative Disclosure About Market Risk***

All dollar amounts in this Item 7A are in thousands.

Market Risk Factors

We are exposed to various market risks. The primary financial risks include fluctuations in interest rates and changes in currency exchange rates. We manage these risks by using derivative instruments. We do not invest in derivative securities for speculative purposes, but do enter into hedging arrangements in order to reduce our exposure to fluctuations in interest rates as well as to fluctuations in exchange rates.

Our financial instruments that are subject to interest rate risk consist of debt instruments and interest rate swap contracts. The net market value of our debt instruments was $19,620 and $39,919 at January 31, 2004 and 2003, respectively. The debt instruments are subject to variable rate interest, and therefore the market value is not sensitive to interest rate movements.

Interest rate swap contracts are used to manage our exposure to fluctuations in interest rates on our underlying variable rate debt instruments. We employ separate swap transactions rather than fixed rate obligations to take advantage of the lower borrowing costs associated with floating rate debt while also eliminating possible risk related to refinancing in the fixed rate market.

The net market value of our interest rate swaps was $(1,486) and $(1,898) at January 31, 2004 and 2003, respectively. A 100-basis point increase in rates at January 31, 2004 and 2003 would result in a $405 and a $525 increase in the market value, respectively. A 100-basis point decrease in rates at January 31, 2004 and 2003 would result in a $404 and a $693 decrease in the market value, respectively.

The above sensitivity analysis assumes an instantaneous 100-basis point move in interest rates from their year-end levels, with all other variables held constant. We calculate the market value of the interest rate swaps by utilizing a standard net present value model based on the market conditions as of the valuation date.

We use currency forwards and swaps to hedge anticipated cash flows in foreign currencies. The exposures currently hedged are the British Pound, the Euro, the Mexican Peso and Canadian Dollar. These financial instruments represent a net market value of $(923) and $(258) at January 31, 2004 and 2003, respectively.

To monitor our currency exchange rate risk, we use sensitivity analysis to measure the impact on earnings in the case of a 10% change in exchange rates.

The sensitivity analysis assumes an instantaneous 10% change in foreign currency exchange rates from year-end levels, with all other variables being held constant. At January 31, 2004 and 2003, a 10% strengthening of the US Dollar versus these currencies would result in an increase of the net market value of the forwards of $2,522 and $2,695, respectively. At January 31, 2004 and 2003, a 10% weakening of the US Dollar versus these currencies would result in a decrease in the net market value of the forwards of $3,092 and $2,739, respectively.

The market value of the instruments was determined by taking into consideration the contracted interest rates and foreign exchange rates versus those available for similar maturities in the market at January 31, 2004 and 2003, respectively.

Foreign exchange forwards are used to hedge our firm and anticipated foreign currency cash flows. There is either a balance sheet or cash flow exposure related to all of the financial instruments in the above sensitivity analysis for which the impact of a movement in exchange rates would be in the opposite direction and substantially equal to the impact on the instruments in the analysis.

Item 8. ***Financial Statements and Supplementary Data***

The financial statements and supplementary data listed in Item 15(a)(1) hereof are incorporated herein by reference and are filed as part of this report.

Item 9. ***Changes in and Disagreements with Auditors on Accounting and Financial Disclosure***

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures:

C&D's management, with the participation of C&D's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of C&D's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on such evaluation, C&D's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, C&D's disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by C&D in the reports that it files or submits under the Exchange Act.

Internal Control over Financial Reporting:

There have not been any changes in C&D's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of fiscal 2004 that have materially affected, or are reasonably likely to materially affect, C&D's internal control over financial reporting.

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

The information required by this Item 10 is incorporated by reference to the information under the captions "Election of Directors," "Current Executive Officers" and "Compliance with Section 16(a)" of the Securities Exchange Act of 1934" included in C&D's proxy statement for our 2004 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission.

Item 11. ***Executive Compensation***

The information required by this Item 11 is incorporated by reference to the information under the caption "Executive Compensation" included in C&D's proxy statement for our 2004 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this Item 12 is incorporated by reference to the information under the captions "Principal Stockholders," "Beneficial Ownership of Management" and "Equity Compensation Plan Information" included in C&D's proxy statement for our 2004 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission.

Item 13. ***Certain Relationships and Related Transactions***

None.

Item 14. ***Principal Auditor Fees and Services***

The information required by this Item 14 is incorporated by reference to the information under the captions "Report of the Audit Committee -- Fees of Independent Auditors" included in C&D's proxy statement for our 2004 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules and Reports on Form 8-K***

(a) Documents filed as part of this report:

(1) The following financial statements are included in this report on Form 10-K:

C&D TECHNOLOGIES, INC. AND SUBSIDIARIES

Report of Independent Auditors

Consolidated Balance Sheets as of January 31, 2004 and 2003

Consolidated Statements of Income for the years ended January 31, 2004, 2003 and 2002

Consolidated Statements of Stockholders' Equity for the years ended January 31, 2004, 2003 and 2002

Consolidated Statements of Cash Flows for the years ended January 31, 2004, 2003 and 2002

Consolidated Statements of Comprehensive Income for the years ended January 31, 2004, 2003 and 2002

Notes to Consolidated Financial Statements

(2) The following financial statement schedule is included in this report on Form 10-K:

C&D TECHNOLOGIES, INC. AND SUBSIDIARIES for the years ended January 31, 2004, 2003 and 2002

II. Valuation and Qualifying Accounts

(3) Exhibits:

3.1 Restated Certificate of Incorporation of C&D, as amended (incorporated by reference to Exhibits 3.1 and 3.2 to C&D's Current Report on Form 8-K dated June 30, 1998).

3.2 Amended and Restated By-laws of C&D (incorporated by reference to Exhibit 3.1 to C&D's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2002).

4.1 Rights Agreement dated as of February 22, 2000 between C&D and Mellon Investor Services, LLC (formerly ChaseMellon Shareholder Services, L.L.C.), as rights agent, which includes as Exhibit B thereto the form of rights certificate (incorporated by reference to Exhibit 1 to C&D's Form 8-A Registration Statement filed on February 28, 2000).

10.1 Purchase Agreement dated November 27, 1985, between Allied, Allied Canada Inc. and C&D; Amendments thereto dated January 28 and October 8, 1986 (incorporated by reference to Exhibit 10.1 to C&D's Registration Statement on Form S-1, No. 33-10889).

10.2 Agreement dated December 15, 1986 between C&D and Allied (incorporated by reference to Exhibit 10.2 to C&D's Registration Statement on Form S-1, No. 33-10889).

10.3 Lease Agreement dated February 15, 1994 by and between Sequatchie Associates, Incorporated and C&D Charter Power Systems, Inc. (which has since been merged into C&D) (incorporated by reference to Exhibit 10.1 to C&D's Quarterly Report on Form 10-Q for the quarter ended April 30, 1999); Extension and Modification Agreement effective December 19, 2003 (filed herewith).

10.4 Purchase and Sale Agreement, dated as of November 23, 1998 among Johnson Controls, Inc. and its subsidiaries as Seller and C&D and C&D Acquisition Corp. as Purchaser (incorporated by reference to Exhibit 2.1 to C&D's Current Report on Form 8-K dated March 1, 1999).

10.5 Amended and Restated Credit Agreement dated as of November 20, 2003 among C&D Technologies, Inc. as the borrower, the Subsidiaries of the Borrower identified herein as the Guarantors, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, JP Morgan Chase Bank as Co-Agent, and the other Lenders Party Hereto arranged by Banc of America Securities LLC, as Sole Lead Arranger and Sole Book Manager (incorporated by reference to Exhibit 10.1 to C&D's Quarterly Report on Form 10-Q for the quarter ended October 31, 2003).

10.6 Uncommitted loan facility dated June 5, 2001 between C&D Holdings Limited and ABN Amro Bank N.V. (incorporated by reference to Exhibit 10.2 to C&D's Quarterly Report on Form 10-Q for the period ended April 30, 2001).

10.7 Asset Purchase Agreement among Matsushita Battery Industrial Corporation of America, Matsushita Battery Industrial de Mexico, S.A. de C.V., C&D Technologies, Inc. and C&D Technologies Reynosa, S. de R.L. de C.V., dated as of August 27, 2003 (incorporated by reference to C&D's Current Report on Form 8-K dated September 25, 2003).

Management Contracts or Plans

10.8 Charter Power Systems, Inc. 1996 Stock Option Plan (incorporated by reference to Exhibit 10.1 to C&D's Quarterly Report on Form 10-Q for the quarter ended July 31, 1996), First Amendment to C&D Technologies, Inc. 1996 Stock Option Plan (formerly known as the Charter Power Systems, Inc. 1996 Stock Option Plan) dated April 27, 1999 (incorporated by reference to Exhibit 10.3 to C&D's Quarterly Report on Form 10-Q for the quarter ended July 31, 1999).

10.9 C&D Technologies, Inc. Amended and Restated 1998 Stock Option Plan (incorporated by reference to Exhibit 10.7 to C&D's Annual Report on Form 10-K for fiscal year ended January 31, 2001).

10.10 C&D Technologies, Inc. Savings Plan as restated and amended (incorporated by reference to Exhibit 10.9 to C&D's Annual Report on Form 10-K for fiscal year ended January 31, 2002), First Amendment thereto dated June 12, 2002 (incorporated by reference to Exhibit 10.10 to C&D's Quarterly Report on Form 10-Q for the quarter ended October 31, 2002), Second Amendment thereto dated November 20, 2002 (incorporated by reference to Exhibit 10.11 to C&D's Quarterly Report on Form 10-Q for the quarter ended October 31, 2002); Third Amendment thereto dated June 18, 2003 (incorporated by reference to

Exhibit 10.1 to C&D's Quarterly Report on Form 10-Q for the quarter ended July 31, 2003).

10.11 C&D Technologies, Inc. Pension Plan for Salaried Employees as restated and amended (incorporated by reference to Exhibit 10.10 to C&D's Annual Report on Form 10-K for fiscal year ended January 31, 2002); First Amendment thereto dated June 12, 2002 (incorporated by reference to Exhibit 10.3 to C&D's Quarterly Report on Form 10-Q for the quarter ended April 30, 2003); Second Amendment thereto dated September 25, 2002 (incorporated by reference to Exhibit 10.4 to C&D's Quarterly Report on Form 10-Q for the quarter ended April 30, 2003); Third Amendment thereto dated March 19, 2004 (filed herewith).

10.12 Supplemental Executive Retirement Plan compiled as of February 27, 2004 to reflect all amendments (filed herewith).

10.13 C&D Technologies, Inc. Management Incentive Bonus Plan Policy (incorporated by reference to Exhibit 10.2 to C&D's Quarterly Report on Form 10-Q for the quarter ended April 30, 2003).

10.14 Employment Agreement dated November 28, 2000 between Wade H. Roberts, Jr. and C&D (incorporated by reference to Exhibit 10.1 to C&D's Quarterly Report on Form 10-Q for the quarter ended October 31, 2000).

10.15 Employment Agreement dated March 31, 2000 between Stephen E. Markert, Jr. and C&D (incorporated by reference to Exhibit 10.14 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2000).

10.16 Employment Agreement dated March 31, 2000 between Linda R. Hansen and C&D (incorporated by reference to Exhibit 10.15 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2000).

10.17 Employment Agreement dated March 31, 2000 between Charles R. Giesige, Sr. and C&D (incorporated by reference to Exhibit 10.18 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2000); Letter dated January 27, 2004 to Charles R. Giesige, Sr. amending Employment Agreement dated March 31, 2000 (filed herewith).

10.18 Employment Agreement dated February 27, 2001 between John A. Velker and C&D (incorporated by reference to Exhibit 10.18 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2003).

10.19 Employment Agreement dated March 1, 2001 between David A. Fix and C&D (incorporated by reference to Exhibit 10.21 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2001); Letter dated January 29, 2004 to David A. Fix amending Employment Agreement dated March 1, 2001 (filed herewith).

10.20 Employment Agreement dated August 6, 2001 between James D. Johnson and C&D (incorporated by reference to Exhibit 10.2 to C&D's Quarterly Report on Form 10-Q for the quarter ended October 31, 2001).

10.21 Employment Agreement dated July 24, 2002 between Robert M. Scott and C&D (incorporated by reference to Exhibit 10.3 to C&D's Quarterly Report on Form 10-Q for quarter ended July 31, 2002).

10.22 Employment Agreement dated July 28, 2003 between Stan Wreford and C&D (incorporated by reference to Exhibit 10.1 to C&D's Quarterly Report on Form 10-Q for the quarter ended July 31, 2003).

10.23 Indemnification Agreement dated as of November 19, 2002 by and between C&D Technologies, Inc. and William Harral, III (incorporated by reference to Exhibit 10.2 to C&D's Quarterly Report on Form 10-Q for the quarter ended October 31, 2002).

10.24 Indemnification Agreement dated as of November 19, 2002 by and between C&D Technologies, Inc. and Wade H. Roberts, Jr. (incorporated by reference to Exhibit 10.3 to C&D's Quarterly Report on Form 10-Q for the quarter ended October 31, 2002).

10.25 Indemnification Agreement dated as of November 19, 2002 by and between C&D Technologies, Inc. and Peter R. Dachowski (incorporated by reference to Exhibit 10.4 to C&D's Quarterly Report on Form 10-Q for the quarter ended October 31, 2002).

10.26 Indemnification Agreement dated as of November 19, 2002 by and between C&D Technologies, Inc. and Kevin P. Dowd (incorporated by reference to Exhibit 10.5 to C&D's Quarterly Report on Form 10-Q for the quarter ended October 31, 2002).

10.27 Indemnification Agreement dated as of November 19, 2002 by and between C&D Technologies, Inc. and Robert I. Harries (incorporated by reference to Exhibit 10.6 to C&D's Quarterly Report on Form 10-Q for the quarter ended October 31, 2002).

10.28 Indemnification Agreement dated as of November 19, 2002 by and between C&D Technologies, Inc. and Pamela S. Lewis (incorporated by reference to Exhibit 10.7 to C&D's Quarterly Report on Form 10-Q for the quarter ended October 31, 2002).

10.29 Indemnification Agreement dated as of November 19, 2002 by and between C&D Technologies, Inc. and George MacKenzie (incorporated by reference to Exhibit 10.8 to C&D's Quarterly Report on Form 10-Q for the quarter ended October 31, 2002).

10.30 Indemnification Agreement dated as of November 19, 2002 by and between C&D Technologies, Inc. and John A. H. Shober (incorporated by reference to Exhibit 10.9 to C&D's Quarterly Report on Form 10-Q for the quarter ended October 31, 2002).

10.31 Indemnification Agreement dated as of February 24, 2003 by and between C&D Technologies, Inc. and Stanley W. Silverman (incorporated by reference to Exhibit 10.33 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2003).

10.32 C&D Technologies, Inc. Nonqualified Deferred Compensation Plan (incorporated by reference to Exhibit 4 to C&D's Registration Statement on Form S-8, No. 333-42054).

10.33 C&D Technologies, Inc. Approved Share Option Plan (incorporated by reference to Exhibit 4 to C&D's Registration Statement on Form S-8, No. 333-69266).

14 Code of Ethics (filed herewith).

21 Subsidiaries of C&D (filed herewith).

23 Consent of Independent Accountants (filed herewith).

31.1 Rule 13a-14(a)/15d-14(a) Certification of the President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

31.2 Rule 13a-14(a)/15d-14(a) Certification of the Vice President and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

32.1 Section 1350 Certification of the President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

32.2 Section 1350 Certification of the Vice President and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

(b) Reports on Form 8-K

a. On November 20, 2003, C&D furnished a report on Form 8-K, Item 12 relating to its November 20, 2003 Press Release.

b. On December 9, 2003, C&D furnished a report on Form 8-K/A, Item 7 relating to its acquisition of a 240,000 square foot facility in Reynosa, Mexico.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

C&D TECHNOLOGIES, INC.

April 14, 2004

By: /s/ Wade H. Roberts, Jr.
Wade H. Roberts, Jr.
President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Wade H. Roberts, Jr. Wade H. Roberts, Jr.	President, Chief Executive Officer and Director (Principal Executive Officer)	April 14, 2004
/s/ Stephen E. Markert, Jr. Stephen E. Markert, Jr.	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	April 14, 2004
/s/ William Harral, III William Harral, III	Director, Chairman	April 14, 2004
/s/ Peter R. Dachowski Peter R. Dachowski	Director	April 14, 2004
/s/ Kevin P. Dowd Kevin P. Dowd	Director	April 14, 2004
/s/ Robert I. Harries Robert I. Harries	Director	April 14, 2004
/s/ Pamela S. Lewis Pamela S. Lewis	Director	April 14, 2004
/s/ George MacKenzie George MacKenzie	Director	April 14, 2004
/s/ John A. H. Shober John A. H. Shober	Director	April 14, 2004
/s/ Stanley W. Silverman Stanley W. Silverman	Director	April 14, 2004

(This page intentionally left blank)

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

FINANCIAL STATEMENTS

C&D TECHNOLOGIES, INC. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE

C&D TECHNOLOGIES, INC. AND SUBSIDIARIES

For the years ended January 31, 2004, 2003 and 2002

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of C&D Technologies, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) on page 31 present fairly, in all material respects, the financial position of C&D Technologies, Inc. and subsidiaries (the "Company") at January 31, 2004 and January 31, 2003, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index appearing under Item 15(a)(2) on page 31 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the Company adopted Statements of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" on February 1, 2002.

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
March 12, 2004

C&D TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
January 31,
(Dollars in thousands, except par value)

	2004	2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 12,306	$ 12,966
Accounts receivable, less allowance for doubtful accounts of $1,476 in 2004 and $1,906 in 2003	49,838	44,890
Inventories	47,175	47,905
Deferred income taxes	10,356	8,234
Other current assets	1,262	2,304
Total current assets	120,937	116,299
Property, plant and equipment, net	104,799	112,158
Intangible and other assets, net	39,799	38,724
Goodwill	120,415	114,975
Total assets	$385,950	$382,156
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	$ -	$ 14,062
Accounts payable	22,246	21,841
Accrued liabilities	19,495	18,961
Income taxes	3,791	-
Other current liabilities	11,400	7,659
Total current liabilities	56,932	62,523
Deferred income taxes	17,369	10,579
Long-term debt	19,620	25,857
Other liabilities	14,310	16,613
Total liabilities	108,231	115,572
Commitments and contingencies		
Minority interest	8,186	8,310
Stockholders' equity:		
Common stock, $.01 par value, 75,000,000 shares authorized; 28,605,747 and 28,509,803 shares issued in 2004 and 2003, respectively	286	285
Additional paid-in capital	70,619	69,152
Treasury stock, at cost, 3,196,508 and 2,810,280 shares in 2004 and 2003, respectively	(44,481)	(38,409)
Accumulated other comprehensive income	3,259	881
Retained earnings	239,850	226,365
Total stockholders' equity	269,533	258,274
Total liabilities and stockholders' equity	$385,950	$382,156

See notes to consolidated financial statements.

C&D TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
for the years ended January 31,
(Dollars in thousands, except per share data)

	2004	2003	2002
Net sales	$324,824	$335,745	$471,641
Cost of sales	248,145	257,046	343,370
Gross profit	76,679	78,699	128,271
Selling, general and administrative expenses	40,459	35,136	50,406
Research and development expenses	9,542	9,509	10,291
Operating income	26,678	34,054	67,574
Interest expense, net	1,268	3,800	6,700
Other expense, net	1,641	1,457	1,239
Income before income taxes and minority interest	23,769	28,797	59,635
Provision for income taxes	8,795	9,414	22,244
Net income before minority interest	14,974	19,383	37,391
Minority interest	83	91	1,317
Net income	$ 14,891	$ 19,292	$ 36,074
Net income per common share – basic	$ 0.58	$ 0.75	$ 1.38
Net income per common share – diluted	$ 0.58	$ 0.74	$ 1.35

See notes to consolidated financial statements.

C&D TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
for the years ended January 31, 2004, 2003 and 2002
(Dollars in thousands, except per share data)

	Common Stock		Additional Paid-In	Treasury Stock		Accumulated Other Comprehensive	Retained
	Shares	Amount	Capital	Shares	Amount	Income (Loss)	Earnings
Balance as of January 31, 2001	28,276,917	$283	$62,908	(1,986,038)	$(17,750)	$(1,231)	$173,844
Net income							36,074
Dividends to stockholders, $.055 per share							(1,437)
Tax effect relating to stock options exercised			755				
Cumulative effect of accounting change						(103)	
Foreign currency translation adjustment						(676)	
Unrealized loss on derivative instruments						(1,047)	
Purchase of common stock				(414,563)	(11,634)		
Deferred compensation plan				(13,560)	(359)		
Issuance of common stock	6,911		185				
Stock options exercised	147,900	1	2,045				
Balance as of January 31, 2002	28,431,728	284	65,893	(2,414,161)	(29,743)	(3,057)	208,481
Net income							19,292
Dividends to stockholders, $.055 per share							(1,408)
Tax effect relating to stock options exercised			179				
Foreign currency translation adjustment						3,926	
Unrealized gain on derivative instruments						12	
Purchase of common stock				(585,800)	(9,792)		
Deferred compensation plan			(50)	(3,319)	(16)		
Issuance of common stock	7,741		2,247	193,000	1,142		
Stock options exercised	70,334	1	883				
Balance as of January 31, 2003	28,509,803	285	69,152	(2,810,280)	(38,409)	881	226,365
Net income							14,891
Dividends to stockholders, $.055 per share							(1,406)
Tax effect relating to stock options exercised			162				
Foreign currency translation adjustment						2,132	
Unrealized gain on derivative instruments						246	
Purchase of common stock				(374,000)	(5,887)		
Deferred compensation plan			(1)	(12,228)	(185)		
Issuance of common stock	12,842		183				
Stock options exercised	83,102	1	1,123				
Balance as of January 31, 2004	28,605,747	$286	$70,619	(3,196,508)	$(44,481)	$ 3,259	$239,850

See notes to consolidated financial statements.

C&D TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended January 31,
(Dollars in thousands)

	2004	2003	2002
Cash flows provided (used) by operating activities:			
Net income	$ 14,891	$ 19,292	$36,074
Adjustments to reconcile net income to net cash provided by operating activities:			
Minority interest	83	91	1,317
Depreciation and amortization	22,534	23,740	30,049
Impairment of goodwill	-	489	-
Deferred income taxes	4,668	9,900	2,301
Loss/(gain) on disposal of assets	208	(955)	346
Changes in assets and liabilities, net of effects from business acquired:			
Accounts receivable	(1,096)	780	43,065
Inventories	1,249	14,713	15,375
Other current assets	(251)	185	305
Accounts payable	325	3,760	(22,665)
Accrued liabilities	(2,321)	(2,915)	(12,097)
Income taxes payable	5,237	4,414	(7,392)
Other current liabilities	3,750	(560)	(579)
Other liabilities	(2,302)	(1,673)	(4,870)
Other long-term assets	(1,128)	(11,649)	(239)
Other, net	(4,469)	(4,462)	780
Net cash provided by operating activities	41,378	55,150	81,770
Cash flows provided (used) by investing activities:			
Acquisition of business, net of cash acquired	(12,116)	-	-
Acquisition of property, plant and equipment	(3,697)	(7,163)	(26,826)
Proceeds from disposal of property, plant and equipment	165	3,652	39
Net cash used by investing activities	(15,648)	(3,511)	(26,787)
Cash flows provided (used) by financing activities:			
Repayment of debt	(20,000)	(35,655)	(52,131)
Proceeds from new borrowings	-	-	8,662
Financing cost of long term debt	(407)	(118)	-
Proceeds from issuance of common stock, net	1,123	884	1,927
Purchase of treasury stock	(5,770)	(10,899)	(10,841)
Payment of common stock dividends	(1,406)	(1,766)	(1,441)
Payment of minority interest dividends	(207)	(94)	-
Net cash used by financing activities	(26,667)	(47,648)	(53,824)
Effect of exchange rate changes on cash	277	194	(87)
(Decrease)/increase in cash and cash equivalents	(660)	4,185	1,072
Cash and cash equivalents at beginning of year	12,966	8,781	7,709
Cash and cash equivalents at end of year	$ 12,306	$ 12,966	$ 8,781

See notes to consolidated financial statements.

C&D TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
for the years ended January 31,
(Dollars in thousands)

	2004	2003	2002
SUPPLEMENTAL CASH FLOW DISCLOSURES			
Cash paid (received) during the year for:			
Interest paid, net	$ 1,405	$ 4,478	$ 7,277
Income taxes paid (refunded), net	$ 623	$(3,737)	$26,650
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES			
Acquired business:			
Estimated fair value of assets acquired	$10,980	$ -	$ -
Identifiable intangible assets	3,936	-	-
Cash paid, net of cash acquired	(12,116)	-	-
Liabilities	$ 2,800	$ -	$ -
Dividends declared but not paid	$ -	$ -	$ 358
Annual retainer to Board of Directors paid by the issuance of common stock	$ 183	$ 171	$ 185
Decrease in property, plant and equipment acquisitions in accounts payable	$ (368)	$ (789)	$ (4,539)
Note received as part of fixed asset sale	$ -	$ 2,000	$ -
Fair market value of treasury stock issued to pension plans	$ -	$ 3,218	$ -

See notes to consolidated financial statements.

C&D TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the years ended January 31,
(Dollars in thousands)

	2004	2003	2002
Net income	$14,891	$19,292	$36,074
Other comprehensive income (loss), net of tax:			
Cumulative effect of accounting change	-	-	(103)
Net unrealized gain (loss) on derivative instruments	246	12	(1,047)
Foreign currency translation adjustments	2,132	3,926	(676)
Total comprehensive income	$17,269	$23,230	$34,248

See notes to consolidated financial statements.

C&D TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation:

The consolidated financial statements include the accounts of C&D Technologies, Inc., its wholly owned subsidiaries and a 67% owned joint venture (collectively the "Company"). All significant intercompany accounts and transactions have been eliminated.

The Company produces and markets systems for the conversion and storage of electrical power, including industrial batteries and electronics. On January 28, 1986, the Company purchased substantially all of the assets of the C&D Power Systems division of Allied Corporation ("Allied") (the "Acquisition"). The Company's reportable business segments consist of the Dynasty Division, the Powercom Division, the Power Electronics Division and the Motive Power Division. Effective February 1, 2004, the Company combined the Dynasty and Powercom divisions into the Standby Power Division. (See Note 15.)

Accounting Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation:

Assets and liabilities in foreign currencies are translated into U.S. dollars at the rate of exchange prevailing at the balance sheet date. Revenue and expenses are translated at the average rate of exchange for the period. Gains and losses on foreign currency transactions are included in other expenses, net. Gains and losses on foreign currency translation are included in Other Comprehensive Income.

Derivative Financial Instruments:

On February 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either stockholders' equity as accumulated other comprehensive income or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. As of February 1, 2001, the adoption of the standard resulted in a net-of-tax cumulative effect decrease of $103 recorded in accumulated other comprehensive income.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

In the normal course of business, the Company uses a variety of derivative financial instruments primarily to manage currency exchange rate and interest rate risk. All derivatives are recognized on the balance sheet at fair value and are generally reported in accrued liabilities. To qualify for hedge accounting, the instruments must be effective in reducing the risk exposure that they are designed to hedge. For instruments that are associated with the hedge of an anticipated transaction, hedge effectiveness criteria also require that it be probable that the underlying transaction will occur. Instruments that meet established accounting criteria are formally designated as hedges at the inception of the contract. These criteria demonstrate that the derivative is expected to be highly effective at offsetting changes in fair value of the underlying exposure both at inception of the hedging relationship and on an ongoing basis. The assessment for effectiveness is formally documented at hedge inception and reviewed at least quarterly throughout the designated hedge period.

The Company uses interest rate swap agreements to reduce the impact of interest rate changes on its debt. The interest rate swap agreements involve the exchange of variable for fixed rate interest payments without the exchange of the underlying notional amount.

Cash and Cash Equivalents:

The Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents. The Company's cash management program utilizes zero balance accounts. Accordingly, all book overdraft balances have been reclassified to accounts payable and amounted to $4,921 and $4,501 at January 31, 2004 and 2003, respectively.

Revenue Recognition:

The Company recognizes revenue when the earnings process is complete. This occurs when products are shipped to the customer in accordance with terms of the agreement, title and risk of loss have been transferred, collectibility is reasonably assured and pricing is fixed or determinable. Accruals are made for sales returns and other allowances based on the Company's experience. Amounts charged to customers for shipping and handling are classified as revenue. The Company accounts for sales rebates as a reduction in revenue at the time revenue is recorded.

Inventories:

Inventories are stated at the lower of cost or net realizable value. Cost is generally determined by the last-in, first-out ("LIFO") method for financial statement and federal income tax purposes.

Property, Plant and Equipment:

Property, plant and equipment acquired as of the Acquisition were recorded at the then fair market value. Property, plant and equipment acquired subsequent to the Acquisition are recorded at cost or fair market value if part of an acquisition. Property, plant and equipment, including capital leases, are

(Dollars in thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

depreciated on the straight-line method for financial reporting purposes over estimated useful lives which generally range from 3 to 10 years for machinery and equipment, and 10 to 40 years for buildings and improvements. The Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the assets.

The cost of maintenance and repairs is charged to expense as incurred. Renewals and betterments are capitalized. Upon retirement or other disposition of items of property, plant and equipment, the cost of the item and related accumulated depreciation are removed from the accounts and any gain or loss is included in income.

The Company capitalizes purchased software, including certain costs associated with its installation. The cost of software capitalized is amortized over its estimated useful life, generally 3 to 5 years, using the straight-line method.

Identified Intangible Assets, Net:

Acquisition-related intangibles are amortized on a straight-line basis over periods ranging from 5 to 20 years. Intellectual property assets are amortized over the periods of benefit, ranging from 5 to 20 years, on a straight-line basis. All identified intangible assets are classified within intangible and other assets, net on the balance sheet.

Long-Lived Assets:

The Company follows SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets", which requires periodic evaluation of the recoverability of the carrying amount of long-lived assets (including property, plant and equipment, and intangible assets with determinable lives) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Events or changes in circumstances are evaluated based on a number of factors including operating results, business plans and forecasts, general and industry trends and, economic projections and anticipated cash flows. An impairment is assessed when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its fair value and are recognized in earnings. The Company also continually evaluates the estimated useful lives of all long-lived assets and periodically revises such estimates based on current events.

Goodwill:

On February 1, 2002, the Company completed the adoption of SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." As required by SFAS No. 142, the Company discontinued amortizing the remaining balances of goodwill as of the beginning of fiscal 2002. Through January 31, 2002, goodwill had been amortized over 20 to 40 years. All remaining and future acquired goodwill will be subject to an impairment test in the fourth quarter of each year, or earlier if indicators of potential impairment exist, using a fair-value-based approach. The

(Dollars in thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Company completed the initial goodwill impairment review as of the beginning of fiscal 2003 and concluded that no impairment of goodwill existed at that time. The Company completed the annual impairment review during the fourth quarter of fiscal 2003 and recorded an impairment of $496 included in selling, general and administrative expenses, which represented all of the goodwill in the Motive Power Division. No impairment to goodwill existed in any of the other divisions as of January 31, 2003. The Company completed the annual impairment review during the fourth quarter of fiscal 2004 and found that no impairment existed as of January 31, 2004.

Upon adoption of the new business combinations rules, workforce-in-place no longer meets the definition of an identifiable intangible asset. As a result, as of the beginning of fiscal 2003, the net book value of $879 has been reclassified to goodwill. (See Note 3.)

A reconciliation of previously reported net income and earnings per share to the amounts adjusted for the exclusion of goodwill and workforce-in-place amortization, net of the related income tax effect, is as follows:

	Year ended January 31,		
	2004	2003	2002
Reported net income	$14,891	$19,292	$36,074
Goodwill amortization, net of tax	-	-	3,995
Adjusted net income	$14,891	$19,292	$40,069
Reported net income per common share – basic	$ 0.58	$ 0.75	$ 1.38
Goodwill amortization, net of tax	-	-	0.15
Adjusted net income per common share – basic	$ 0.58	$ 0.75	$ 1.53
Reported net income per common share – diluted	$ 0.58	$ 0.74	$ 1.35
Goodwill amortization, net of tax	-	-	0.15
Adjusted net income per common share – diluted	$ 0.58	$ 0.74	$ 1.50

(Dollars in thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Other Current Liabilities:

Accrued worker's compensation insurance of $3,266 and $3,126 is included in other current liabilities as of January 31, 2004 and 2003, respectively.

Environmental Matters:

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and that do not contribute to current or future revenue generation, are also expensed. The Company records liabilities for environmental costs when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. The liability for future environmental remediation costs is evaluated on a quarterly basis by management.

Income Taxes:

The Company follows SFAS No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns using tax rates in effect for the year in which the differences are expected to reverse.

Net Income Per Share:

Net income per common share for the fiscal years ended January 31, 2004, 2003 and 2002 is based on the weighted average number of shares of Common Stock outstanding. Net income per common share - diluted reflects the potential dilution that could occur if stock options were exercised. Weighted average common shares and common shares - diluted were as follows:

	January 31,		
	2004	2003	2002
Weighted average shares of common stock outstanding	25,536,628	25,818,024	26,153,715
Assumed conversion of stock options, net of shares assumed reacquired	195,333	207,155	534,296
Weighted average common shares – diluted	25,731,961	26,025,179	26,688,011

During the years ended January 31, 2004, 2003 and 2002, the Company had 1,001,762, 1,176,034, and 112,308, respectively, outstanding stock options that were excluded from the calculation of diluted earnings per share because their inclusion would have been antidilutive. These stock options could be dilutive in the future.

(Dollars in thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Stock-Based Compensation Plans:

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation – Accounting and Disclosure." SFAS No. 148, which is an amendment of SFAS No. 123, provides alternative recognition transition methods for a voluntary change from the intrinsic method, permitted under APB Opinion No. 25, to the fair value based method of accounting for stock based employee compensation. SFAS No. 148 also requires more prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock based employee compensation and requires disclosure about those effects in interim financial information. Prior to SFAS No. 148, disclosures about the effects of stock based employee compensation were only required in annual financial information. Disclosure prominence is to be achieved by placing certain disclosures related to stock based employee compensation in the summary of significant accounting policies. The Company has adopted the disclosure provisions of SFAS No. 148 effective as of January 31, 2003. The adoption of the new standard did not have any impact on the Company's financial position or results of operations.

The Company accounts for its fixed stock option plans under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost is recognized for its fixed stock option plans. SFAS No. 123, "Accounting for Stock-Based Compensation" allows, but does not require, companies to record compensation cost for fixed stock option plans using a fair value based method. As permitted by SFAS No. 123, the Company elected to continue to account for compensation cost for its fixed stock option plans using the intrinsic value based method under APB No. 25.

If the Company had elected to recognize compensation cost based on fair value of the options granted at grant date as prescribed by SFAS No. 123, net income and net income per common share would have approximated the pro forma amounts shown below:

	2004	2003	2002
Net income – as reported	$14,891	$19,292	$36,074
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	3,382	4,259	4,489
Net income – pro forma	$11,509	$15,033	$31,585
Net income per common share – basic – as reported	$ 0.58	$ 0.75	$ 1.38
Net income per common share – basic – pro forma	$ 0.45	$ 0.58	$ 1.21
Net income per common share – diluted – as reported	$ 0.58	$ 0.74	$ 1.35
Net income per common share – diluted – pro forma	$ 0.45	$ 0.58	$ 1.18
Weighted average fair value of options granted during the year	$ 7.79	$ 9.30	$ 15.06

(Dollars in thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2004, 2003 and 2002:

	2004	2003	2002
Risk-free interest rate	2.80%	4.42%	4.84%
Expected dividend yield	0.34%	0.27%	0.17%
Expected volatility factor	0.537	0.477	0.448
Weighted average expected life	5.00 years	5.00 years	5.00 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

New Accounting Pronouncements:

In April 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. In addition, except as stated below, all provisions of SFAS No. 149 should be applied prospectively.

The provisions of SFAS No. 149 relate to SFAS No. 133 implementation issues that have been effective for fiscal year quarters that began prior to June 15, 2003 and should continue to be applied in accordance with their respective effective dates. In addition, paragraphs 7 (a) and 23 (a), which relate to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. SFAS No. 149 had no significant impact at the point of adoption on the Company's consolidated statements of income or financial position.

In December 2003, the FASB issued SFAS No. 132 (revised 2003),"Employers' Disclosures about Pensions and Other Postretirement Benefits." The revisions to SFAS 132 are intended to improve financial statement disclosures for defined benefit plans and was initiated in 2003 in response to concerns raised by investors and other users of financial statements about the need for greater transparency of pension information. In particular the standard requires that companies provide more details about their plan assets, benefit obligations, cash flows, benefit costs and other relevant quantitative and

(Dollars in thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

qualitative information. The guidance is effective for fiscal years ending after December 15, 2003. The Company has complied with these revised disclosure requirements. (See Note 13)

2. ACQUISITION

On September 25, 2003, the Company and its wholly owned Mexican subsidiary, C&D Technologies Reynosa, S. de R.L. de C.V., acquired from Matsushita Battery Industrial Corporation of America, and its Mexican subsidiary, Matsushita Battery Industrial de Mexico, S.A. de C.V., a 240,000 square foot facility in Reynosa, Mexico and the equipment in that facility historically used for the manufacture of large, valve regulated lead acid batteries ("VRLA Batteries") for standby power applications. In addition, the Company has entered into a worldwide technology license agreement with Matsushita Battery Industrial Co. Ltd. of Japan for selected patents and know-how relating to the manufacturing technology for the aforementioned products. The cost of this acquisition, including the technology agreement, was approximately $14,000, plus additional acquisition related costs. The Company intends to use the facility for the manufacture of batteries. The results of operations of this business are included in the Company's consolidated financial statements from the date of acquisition.

The Company funded the foregoing transaction with the Company's working capital funds, and its existing credit agreement. Additionally, $2,800 of the cost of the technology agreement is due in October 2004 and is recorded in other current liabilities in the consolidated balance sheet as of January 31, 2004.

The allocation of the purchase price resulted in identifiable intangible assets of $3,936, which are being amortized on a straight-line basis over ten years. For reporting purposes, this acquisition is included in the Powercom Division.

The following unaudited pro forma financial information combines the consolidated results of operations as if the foregoing transaction had occurred as of the beginning of the period presented. Pro forma adjustments include only the effects of events directly attributed to a transaction that are factually supportable. The pro forma adjustments contained in the table below include amortization of intangibles, depreciation adjustments due to the write-down of property, plant and equipment to estimated fair value, interest expense on the acquisition debt and related income tax effects.

	(Unaudited) January 31, 2003
Net Sales	$337,326
Net Income	$ 8,529
Net Income per common share – basic	$ 0.33
Net Income per common share – diluted	$ 0.33

(Dollars in thousands, except per share data)

2. ACQUISITION *(continued)*

The pro forma financial information does not necessarily reflect the operating results that would have occurred had the acquisition been consummated as of February 1, 2002, nor is such information indicative of future operating results.

Pro forma amounts are not presented for the year ended January 31, 2004 as the acquisition did not have any material effect on the Company's results of operations or financial condition due to the insignificant level of operations during the approximately eight month period ended September 25, 2003 at the Reynosa facility.

3. GOODWILL AND IDENTIFIED INTANGIBLE ASSETS

Goodwill:

During the years ended January 31, 2004 and 2003, no goodwill was acquired. Goodwill by operating segment was adjusted as follows:

	Dynasty	Powercom	Power Electronics	Motive Power	Total
Goodwill, January 31, 2002	$57,939	$1,376	$47,551	$ 493	$107,359
Assembled workforce reclassified	-	-	879	-	879
Effect of exchange rate changes on goodwill	192	7	7,031	3	7,233
Impairment of goodwill	-	-	-	(496)	(496)
Goodwill, January 31, 2003	$58,131	$1,383	$55,461	-	$114,975
Effect of exchange rate changes on goodwill	148	-	5,292	-	5,440
Goodwill, January 31, 2004	$58,279	$1,383	$60,753	$ -	$120,415

Identified Intangible Assets:

During the year ended January 31, 2004, no acquisition-related intangibles were impaired. The Company acquired $3,936 of intellectual property in the Reynosa acquisition. Identified intangible assets as of January 31, 2004 consisted of the following:

	Gross Assets	Accumulated Amortization	Net
Trade names	$17,840	$(4,386)	$13,454
Intellectual property	10,269	(4,737)	5,532
Other	2,045	(797)	1,248
Total intangible assets	$30,154	$(9,920)	$20,234

(Dollars in thousands, except per share data)

3. GOODWILL AND IDENTIFIED INTANGIBLE ASSETS *(continued)*

During the year ended January 31, 2003, no acquisition-related intangible assets were acquired or impaired. Identified intangible assets as of January 31, 2003 consisted of the following:

	Gross Assets	Accumulated Amortization	Net
Trade names	$17,840	$(3,494)	$14,346
Intellectual property	7,805	(5,516)	2,289
Other	2,405	(989)	1,416
Total intangible assets	$28,050	$(9,999)	$18,051

Based on intangibles recorded at January 31, 2004, the annual amortization expense is expected to be as follows (assuming current exchange rates):

	2005	2006	2007	2008	2009
Trade names	$ 892	$ 892	$ 892	$ 892	$ 892
Intellectual property	647	595	419	358	306
Other	77	74	33	27	27
Total intangible assets	$1,616	$1,561	$1,344	$1,277	$1,225

Amortization of identified intangibles was $2,031, $1,922 and $1,867 for the years ended January 31, 2004, 2003 and 2002.

(Dollars in thousands, except per share data)

4. INVENTORIES

Inventories consisted of the following:

	January 31, 2004	January 31, 2003
Raw materials	$17,961	$17,833
Work-in-process	10,667	10,379
Finished goods	18,547	19,693
	$47,175	$47,905

If the first-in, first-out method of inventory accounting had been used (which approximates current cost), inventories would have been $51,214 and $49,957 as of January 31, 2004 and 2003, respectively. During the years ended January 31, 2004 and 2003, inventory quantities were reduced resulting in the liquidation of certain LIFO inventory layers carried at cost, which were lower than the cost of current purchases. The effect of these reductions in 2004 and 2003 was to decrease the cost of sales by approximately $32 and $564, and to increase net income by $20 and $355 or less than $0.01 and $0.01 per share, respectively.

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net, consisted of the following:

	January 31, 2004	January 31, 2003
Land	$ 3,637	$ 1,970
Buildings and improvements	49,657	41,988
Furniture, fixtures and equipment	193,313	192,440
Construction in progress	5,892	7,404
	252,499	243,802
Less:		
Accumulated depreciation	147,700	131,644
	$104,799	$112,158

For the years ended January 31, 2004, 2003 and 2002, depreciation charged to operations amounted to $20,395, $21,050 and $20,962; maintenance and repair costs expensed totaled $10,367, $10,075 and $13,256; and capitalized interest amounted to $82, $135 and $404, respectively.

(Dollars in thousands, except per share data)

6. DEBT

Debt consisted of the following:

	January 31,	
	2004	2003
Term loan, $100,000 facility; bearing interest at Prime or LIBOR plus .75% on January 31, 2003 (effective rate on a weighted average basis, 2.10% as of January 31, 2003) net of unamortized debt acquisition costs of $81	$ -	$18,669
Revolving credit facility; maximum commitment of $100,000 and $120,000 at January 31, 2004 and 2003 bearing interest of Prime or LIBOR plus 1% and Prime or LIBOR plus .75%, respectively (effective rate on a weighted average basis, 2.14% as of January 31, 2004 and 2.12% as of January 31, 2003)	19,620	21,250
	19,620	39,919
Less current portion	-	14,062
	$19,620	$25,857

On March 1, 1999, the Company obtained a fully syndicated senior unsecured agreement comprised of a $100,000 term loan and a $120,000 revolving credit facility. The term loan was paid in full on April 29, 2003. The revolving credit agreement, which had a termination date of March 1, 2004, was replaced and fully substituted by an amended and restated credit agreement on November 20, 2003. At the Company's request, the amended credit agreement extended the maturity date to November 20, 2006 and the total availability under the revolver was reduced from $120,000 to $100,000. The available interest rates were changed to Prime to Prime plus .50%, or LIBOR plus 1.00% to LIBOR plus 2.00%, depending on a certain leverage ratio. The previous agreement provided available interest rates between Prime to Prime plus .25%, or LIBOR plus .75% to LIBOR plus 1.50%, depending on a certain leverage ratio. The amended agreement requires the Company to pay a fee of .25% to .50% per annum on any unused portion of the revolver, depending on the Company's leverage ratio. Prior to the amendment, this fee was between .20% and .30%. During the years ended January 31, 2004 and January 31, 2003, the average fee paid was .21% and .20%, respectively.

The amended and restated revolving credit agreement includes a letter of credit facility, which was reduced to $15,000 from $30,000 and of which $11,842 and $26,479 were available as of January 31, 2004 and 2003, respectively. The revolver includes a swingline loan facility not to exceed $10,000.

(Dollars in thousands, except per share data)

6. DEBT ***(continued)***

These credit agreements contain restrictive covenants that require the Company to maintain minimum ratios such as fixed charge coverage and leverage ratios, as well as minimum consolidated net worth. These restrictive covenants permit the Company to pay dividends so long as there are no defaults under these credit agreements. The purpose of the facility is to provide for normal working capital and fund possible strategic acquisitions. The Company was in compliance with its loan agreement covenants at January 31, 2004 and 2003, respectively.

The maximum aggregate amounts of loans outstanding under the term loan and revolving credit facility, were $43,500, $72,650, and $141,100 during the years ended January 31, 2004, 2003 and 2002, respectively. For those years the outstanding loans under these credit agreements computed on a monthly basis averaged $28,737, $53,425, and $95,980 at a weighted average interest rate of 2.00%, 2.60%, and 4.97% respectively.

The Company has a $500 letter of credit facility with another financial institution that does not reduce the Company's availability under its revolving credit agreement.

The Company also has an uncommitted multi-currency overdraft facility. This is a senior unsecured demand loan facility, which was originally in the amount of 22 million British Pounds. This senior facility was reduced to 750 thousand British Pounds at the request of the Company in September 2002. There was no balance on this facility during fiscal 2004 and the maximum amount outstanding under this facility was 6.1 million British Pounds and 19.5 million British Pounds during the years ended 2003 and 2002, respectively. The outstanding loans under this agreement computed on a monthly average basis averaged 3.4 million British Pounds and 13.6 million British Pounds at a weighted average interest rate of 5.05% and 5.81% for the years ended 2003 and 2002, respectively.

As of January 31, 2004, the required minimum annual principal reduction of long-term debt for each of the next five fiscal years is as follows:

2005	$ -
2006	19,620
2007	-
2008	-
2009 and thereafter	-
	$19,620

(Dollars in thousands, except per share data)

7. STOCKHOLDERS' EQUITY

Stock Option Plans:

The Company has three stock option plans: the 1996 Stock Option Plan reserved 2,000,000 shares of Common Stock; the 1998 Stock Option Plan reserved 3,900,000 shares of Common Stock; and the U.K. Stock Option Plan reserved 500,000 shares of Common Stock; for option grants. In addition, stock can be granted to the Company's non-employee directors in lieu of their annual retainer or a portion thereof. Incentive stock options are to be granted at no less than 100% of the fair market value on the date of grant, with a term of no more than ten years after the date of grant. Nonqualified stock options are to be granted at such price as the Compensation Committee of the Board of Directors deems appropriate, with a term of no more than ten years after the date of grant. The options are exercisable upon vesting as determined by the Compensation Committee at the time the options are granted. The majority of the stock options outstanding vest in equal annual installments over a three-year period commencing one year from the date of the grant.

A summary of stock option activity related to the Company's plans is as follows:

	Beginning Balance Outstanding	Granted During Year	Exercised During Year	Canceled During Year	Ending Balance Outstanding	Exercisable
Year ended January 31, 2004						
Number of shares	2,501,374	616,297	83,102	293,063	2,741,506	1,703,513
Weighted average option price per share	$23.02	$16.32	$13.52	$26.10	$21.47	$22.29
Year ended January 31, 2003						
Number of shares	2,155,288	597,725	70,334	181,305	2,501,374	1,461,838
Weighted average option price per share	$23.84	$20.20	$12.56	$27.49	$23.02	$21.24
Year ended January 31, 2002						
Number of shares	1,712,815	689,680	147,900	99,307	2,155,288	1,005,149
Weighted average option price per share	$19.62	$33.42	$13.84	$32.55	$23.84	$17.81

(Dollars in thousands, except per share data)

7. STOCKHOLDERS' EQUITY *(continued)*

There were 2,004,642 and 2,340,718 shares available for future grants of options under the Company's stock option plans as of January 31, 2004 and 2003, respectively. The following table summarizes information about the stock options outstanding at January 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$6.00 - $8.63	102,000	2.8 years	$ 6.26	102,000	$ 6.26
$11.47 - $17.16	865,994	7.7 years	$15.13	308,260	$12.77
$18.34 - $26.76	1,297,246	6.9 years	$20.90	945,488	$21.02
$35.00 - $37.28	407,650	7.1 years	$35.06	279,149	$35.08
$48.44 - $55.94	68,616	6.5 years	$54.26	68,616	$54.26
$6.00 - $55.94	2,741,506	7.0 years	$21.47	1,703,513	$22.29

Rights Plan:

In February 2000, the Company's Board of Directors declared a dividend of one common stock purchase right (a "Right") for each share of Common Stock outstanding on March 3, 2000 to the stockholders of record on that date. The description and terms of the Rights are set forth in a Rights Agreement between the Company and Mellon Investor Services LLC, as rights agent. Upon the occurrence of certain events, each Right will entitle the registered holder to purchase from the Company one one-hundredth of a share of Common Stock at a purchase price of $150 per one one-hundredth of a share, subject to adjustment, as stated in the Rights Agreement. Upon the occurrence of certain events involving a hostile takeover of the Company, unless the Company's Board of Directors acts otherwise, each holder of a Right, other than Rights beneficially owned by the acquiring company, will thereafter have the right to receive upon exercise: (i) that number of shares of the Company's common stock having a market value equal to two times the purchase price of the Right or (ii) that number of shares of common stock of the acquiring company that at the time of the transaction has a market value of two times the exercise price of the Right.

(Dollars in thousands, except per share data)

8. INCOME TAXES

The provisions for income taxes as shown in the accompanying consolidated statements of income consisted of the following:

	January 31,		
	2004	2003	2002
Current:			
Federal	$ 6,261	$ 330	$15,974
State	308	(982)	1,492
Foreign	574	1,901	1,137
Foreign sales corporation	-	-	137
	$7,143	$1,249	$18,740
Deferred:			
Federal	$ 1,701	$7,983	$ 3,160
State	79	182	344
Foreign	(128)	-	-
	1,652	8,165	3,504
	$8,795	$9,414	$22,244

(Dollars in thousands, except per share data)

8. INCOME TAXES *(continued)*

The components of the deferred tax asset and liability as of January 31, 2004 and 2003 were as follows:

	2004	2003
Deferred tax asset:		
Vacation and compensation accruals	$ 4,044	$ 4,080
Bad debt, inventory and return allowances	3,752	4,039
Warranty reserves	3,668	3,995
Postretirement benefits	1,282	1,151
State net operating losses	754	778
Derivatives	594	759
Foreign tax credits	802	716
Environmental reserves	994	714
Other accruals	873	1,410
Total deferred tax asset	16,763	17,642
Deferred tax liability:		
Depreciation and amortization	(13,246)	(12,735)
Pension obligation	(5,893)	(5,754)
Cumulative translation adjustment	(2,715)	(1,275)
Unrepatriated earnings	(825)	(223)
Total deferred tax liability	(22,679)	(19,987)
Valuation allowance*	(1,097)	-
Net deferred tax liability	$ (7,013)	$ (2,345)

* The balance in the deferred tax liability for unrepatriated earnings is net of a deferred tax asset of $683 related to U.S. foreign tax credits for unremitted earnings of a controlled foreign subsidiary, and $414 that represents the Company's remaining tax basis in a wholly owned foreign subsidiary whose operations have ceased. The Company believes that these assets will not be realized and, therefore, a valuation allowance of $1,097 has been recorded related to those items.

Realization of the Company's other deferred tax assets is dependent on future taxable income. The Company believes that it is more likely than not such assets will be realized.

(Dollars in thousands, except per share data)

8. INCOME TAXES *(continued)*

Reconciliations of the provisions for income taxes at the U.S. statutory rate to the effective tax rates for the years ended January 31, 2004, 2003 and 2002, respectively, are as follows:

	January 31,		
	2004	2003	2002
U.S. statutory income tax	$8,319	$10,079	$20,872
State tax, net of federal income tax benefit	317	258	1,314
Resolution of state tax audits	-	(1,100)	-
Tax effect of foreign operations	69	256	26
Research and development tax credit benefit	-	-	(61)
Foreign sales corporation	-	-	(257)
Other	90	(79)	350
	$8,795	$ 9,414	$22,244

9. COMMITMENTS AND CONTINGENCIES

(A) Operating Leases:

The Company leases certain manufacturing and office facilities and certain equipment under operating lease agreements. Certain leases contain renewal options and some have purchase options, and generally provide that the Company shall pay for insurance, taxes and maintenance. As of January 31, 2004, the Company had future minimum annual lease obligations under leases with noncancellable lease terms in excess of one year as follows:

2005	$ 3,299
2006	2,804
2007	2,570
2008	2,420
2009	2,038
Thereafter	6,668
	$19,799

Total rent expense for all operating leases for the years ended January 31, 2004, 2003 and 2002 was $3,700, $3,903 and $4,496, respectively.

9. COMMITMENTS AND CONTINGENCIES *(continued)*

(B) Contingent Liabilities:

Legal

In January 2000, the Company was sued in an action captioned *Puerto Rico Electric Power Authority v. C&D Technologies, Inc.*, in the United States District Court for the District of Puerto Rico for an alleged breach of contract in connection with the sale of certain batteries dating back to the mid-1990s. In August 2000 the Company entered into a settlement agreement with respect to this claim, the cost of which was recovered from the Company's insurance carrier in the first quarter of fiscal 2002.

In March 2003, the Company was sued in an action captioned *United States of America v. C&D Technologies, Inc.*, in the United States District Court for the Southern District of Indiana, for alleged violations of the Clean Water Act by virtue of alleged violations of permit effluent and pretreatment discharge limits at our plant in Attica, Indiana. The complaint requests injunctive relief and civil penalties of up to the amounts provided by statute.

Environmental

The Company is subject to extensive and evolving environmental laws and regulations regarding the clean-up and protection of the environment, worker health and safety and the protection of third parties. These laws and regulations include, but are not limited to: (i) requirements relating to the handling, storage, use and disposal of lead and other hazardous materials in manufacturing processes and solid wastes; (ii) record keeping and periodic reporting to governmental entities regarding the use and disposal of hazardous materials; (iii) monitoring and permitting of air emissions and water discharge; and (iv) monitoring worker exposure to hazardous substances in the workplace, and protecting workers from impermissible exposure to hazardous substances, including lead, used in our manufacturing process.

Notwithstanding the Company's efforts to maintain compliance with applicable environmental requirements, if injury or damage to persons or the environment arises from hazardous substances used, generated or disposed of in the conduct of the Company's business (or that of a predecessor to the extent the Company is not indemnified therefor), the Company may be held liable for certain damages, the costs of investigation and remediation, and fines and penalties, which could have a material adverse effect on the Company's business, financial condition, or results of operations. However, under the terms of the purchase agreement with Allied Corporation ("Allied") for the acquisition of the Company (the "Acquisition Agreement"), Allied was obligated to indemnify the Company for any liabilities of this type resulting from conditions existing at January 28, 1986 that were not disclosed by Allied to the Company in the schedules to the Acquisition Agreement. These obligations have since been assumed by Allied's successor in interest, Honeywell ("Honeywell").

The Company, along with numerous other parties, has been requested to provide information to the United States Environmental Protection Agency (the "EPA") in connection with investigations of the source and extent of contamination at three lead smelting facilities (the "Third Party Facilities") to which the Company had made scrap lead shipments for reclamation prior to the date of the acquisition.

(Dollars in thousands, except per share data)

9. COMMITMENTS AND CONTINGENCIES *(continued)*

The Company and four other potentially responsible parties ("PRPs") agreed upon a cost sharing arrangement for the design and remediation phases of a project related to one of the Third Party Facilities, the former NL Industries site in Pedricktown, New Jersey, acting pursuant to a Consent Decree. The PRPs identified and sued additional PRPs for contribution. In April 2002, one of the original four PRPs, Exide Technologies ("Exide"), filed for relief under Chapter 11 of Title 11 of the United States Code. In August 2002, Exide notified the PRPs that it would no longer be taking an active role in any further action at the site and discontinued its financial participation. This resulted in a pro rata increase in the liabilities of the other PRPs, including the Company.

The Company also responded to requests for information from the EPA and the state environmental agency with regard to another Third Party Facility, the "Chicago Site," in October 1991.

In August 2002, the Company was notified of its involvement as a PRP at the NL Atlanta, Northside Drive Superfund site. The Company is currently in negotiations with the other PRPs at this site regarding its share of the allocated liability, which the Company expects to be de minimis.

The Company is also aware of the existence of contamination at its Huguenot, New York facility, which is expected to require expenditures for further investigation and remediation. The site is listed by the New York State Department of Environmental Conservation ("NYSDEC") on its registry of inactive hazardous waste disposal sites due to the presence of fluoride and other contaminants in amounts that exceed state groundwater standards, and the agency has issued a Record of Decision for the soil remediation portion of the site. A final remediation plan for the ground water portion has not yet been finalized with or approved by the State of New York. In February 2000, C&D filed suit against the prior owner of the site, Avnet, Inc., which is ultimately expected to bear some, as yet undetermined, share of the costs associated with remediation of contamination in place at the time the Company acquired the property. The parties are attempting to resolve the matter through mediation, failing which C&D intends to aggressively pursue all available legal remedies. Should the parties fail to reach a mediated settlement, and unless an alternative resolution can be achieved, NYSDEC may conduct the remediation and seek recovery from the parties

The Company, together with Johnson Controls, Inc. ("JCI"), is conducting an assessment and remediation of contamination at its Dynasty Division facility in Milwaukee, Wisconsin. The majority of the on-site portion of this project was completed as of October 2001. Under the purchase agreement with JCI, the Company is responsible for (i) one-half of the cost of the on-site assessment and remediation, with a maximum liability of $1,750, (ii) any environmental liabilities at the facility that are not remediated as part of the current project and (iii) environmental liabilities for any new claims made after the fifth anniversary of the closing, i.e. March 2004, that arise from migration from a pre-closing condition at the Milwaukee facility to locations other than the Milwaukee facility, but specifically excluding liabilities relating to pre-closing offsite disposal. JCI has retained all other environmental liabilities, including off-site assessment and remediation. In March 2004, the Company entered into an agreement with JCI to continue to share responsibility as set forth in the original purchase agreement.

In January 1999, the Company received notification from the EPA of alleged violations of permit effluent and pretreatment discharge limits at its plant in Attica, Indiana. The Company submitted a compliance plan to the EPA in April 2002. The Company engaged in negotiations with both the EPA and

(Dollars in thousands, except per share data)

9. COMMITMENTS AND CONTINGENCIES *(continued)*

Department of Justice through March 2003 regarding a potential resolution of this matter. The government filed suit against the Company in March 2003 for alleged violations of the Clean Water Act. The complaint requests injunctive relief and civil penalties of up to the amounts provided by statute. The Company anticipates that the matter will result in a penalty assessment and compliance obligations. The Company will continue to seek a negotiated or mediated resolution, failing which it intends to vigorously defend the action.

The Company accrues reserves for liabilities in the Company's consolidated financial statements and periodically reevaluates the reserved amounts for these liabilities in view of the most current information available in accordance with SFAS No. 5, "Accounting for Contingencies." As of January 31, 2004, accrued environmental reserves totaled $2,525, consisting of $2,223 in other current liabilities and $302 in other liabilities. Based on currently available information, management of the Company believes that appropriate reserves have been established with respect to the foregoing contingent liabilities and that they are not expected to have a material adverse effect on the Company's business, financial condition or results of operations.

(C) Purchase Commitments:

Periodically the Company enters into purchase commitments pertaining to the purchase of certain raw materials with various suppliers. No significant purchase commitments existed at January 31, 2004 and none are expected to exceed usage requirements.

10. MAJOR CUSTOMER

No single customer of the Company amounted to 10% or more of the Company's consolidated net sales for the years ended January 31, 2004, 2003 and 2002.

11. CONCENTRATION OF CREDIT RISK

Financial instruments that subject the Company to potential concentration of credit risk consist principally of trade receivables and temporary cash investments. The Company places its temporary cash investments with various financial institutions and, generally, limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited by a large customer base and its geographic dispersion. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral, such as letters of credit, in certain circumstances.

(Dollars in thousands, except per share data)

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents – the carrying amount approximates fair value because of the short maturity of these instruments.

Debt (excluding capital lease obligations) – the carrying value of the Company's long-term debt, including the current portion, approximates fair value based on the incremental borrowing rates currently available to the Company for loans with similar terms and maturity.

Hedging instruments – the estimated fair value of the interest rate swaps and foreign exchange contracts are based on market prices or current rates offered for interest rate swaps and foreign exchange contracts with similar terms and maturities. The ultimate amounts paid or received under these interest rate swaps and foreign currency contracts, however, depend on future interest rates and exchange rates.

The estimated fair values of the Company's financial instruments at January 31, 2004 and 2003 were as follows:

	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$12,306	$12,306	$12,966	$12,966
Debt (excluding capital lease obligations)	$19,620	$19,620	$39,919	$39,919

The fair value of accounts receivable, accounts payable and accrued liabilities consistently approximate the carrying value due to the relatively short maturity of these instruments and are excluded from the above table.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS *(continued)*

The Company applies hedge accounting in accordance with SFAS No. 133, whereby the Company designates each derivative as a hedge of (i) the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge); or (ii) the variability of anticipated cash flows of a forecasted transaction or the cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge). From time to time, however, the Company may enter into derivatives that economically hedge certain of its risks, even though hedge accounting is not allowed by SFAS No. 133 or is not applied by the Company. In these cases, there generally exists a natural hedging relationship in which changes in fair value of the derivative, which are recognized currently in earnings, act as an economic offset to changes in the fair value of the underlying hedged item(s). The Company did not apply hedge accounting to currency forward contracts with a combined fair value of $(923) and $(258) as of January 31, 2004 and 2003. Changes in the fair value of these currency forward contracts are recorded in other expense, net.

Changes in the value of a derivative that is designated as a fair value hedge, along with offsetting changes in fair value of the underlying hedged exposure, are recorded in earnings each period. Changes in the fair value of a derivative that is designated as a cash flow hedge are recorded in accumulated other comprehensive income. When earnings are affected by the variability of the underlying cash flow, the applicable amount of the gain or loss from the derivative that is deferred in stockholders' equity is released to earnings. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, all changes in the fair value of the instrument are included in earnings each period until the instrument matures. Derivatives that are not designated as hedges, as well as the portion of a derivative excluded from the effectiveness assessment and changes in the value of the derivatives which do not offset the underlying hedged item throughout the designated hedge period, are recorded in other expense, net each period.

In the normal course of business, the Company is exposed to the impact of interest rate changes and foreign currency fluctuations. The Company limits these risks by following established risk management policies and procedures including the use of derivatives and, where cost-effective, financing debt in the currencies in which the assets are denominated. For interest rate exposures, derivatives are used to manage the Company's exposure to fluctuations in interest rates on the Company's underlying variable rate debt instruments. The Company utilizes separate swap transactions rather than fixed rate obligations to take advantage of lower borrowing costs associated with floating rate debt while also eliminating possible risk related to refinancing in the fixed rate market. For currency exposures, derivatives are used to limit the effects of foreign exchange rate fluctuations on financial results.

The Company does not use derivatives for speculative purposes, nor is it a party to leveraged derivatives. Further, the Company has a policy of only entering into contracts with major financial institutions. When viewed in conjunction with the underlying and offsetting exposure that the derivatives are designed to hedge, the Company has not sustained a material loss from these instruments nor does it anticipate any material adverse effect on its net income or financial position in the future from the use of derivatives.

(Dollars in thousands, except per share data)

12. FAIR VALUE OF FINANCIAL INSTRUMENTS *(continued)*

The following table includes all interest rate swaps as of January 31, 2004 and 2003. These interest rate swaps are designated as cash flow hedges and, therefore, changes in the fair value, net of tax, are recorded in accumulated other comprehensive income.

Notional Amount	Origination Date	Maturity Date	Fixed Interest Rate Paid	Variable Interest Rate Received	Fair Value at 01/31/04	Fair Value at 01/31/03
20,000	02/05/01	03/01/03	5.24%	LIBOR	$ -	$ (66)
20,000	04/11/01	04/11/06	5.56%	LIBOR	(1,486)	(1,832)
					$(1,486)	$(1,898)

Based on the fair value of the interest rate swap as of January 31, 2004 and the maturity dates of this swap, the Company expects to reclassify a net of tax loss of approximately $526 of the amount from accumulated other comprehensive income to interest expense in the next 12 months.

The Company had foreign exchange contracts on hand for delivery of Canadian Dollars in the amount of $2,248 and $2,629 as of January 31, 2004 and January 31, 2003, respectively.

The Company had foreign exchange contracts on hand for delivery of Euros in the amount of $735 and $646 as of January 31, 2004 and January 31, 2003, respectively.

The Company had foreign exchange contracts on hand for the delivery of British Pounds in the amount of $22,751 and $23,884 as of January 31, 2004 and January 31, 2003, respectively.

The Company had a foreign exchange contract on hand for the delivery of Mexican Pesos in the amount of $806 as of January 31, 2004.

(Dollars in thousands, except per share data)

13. EMPLOYEE BENEFIT PLANS

(A) The Company has various noncontributory defined benefit pension plans, which cover certain employees. The C&D Technologies, Inc. Pension Plan for Salaried Employees was amended during the fiscal year ended January 31, 2002 to provide that benefits under the plan became frozen as of December 31, 2001 for all participants (i) who had not attained the age of 65, and (ii) who either (a) had less than 5 years of Eligibility Service, or whose years of Eligibility Service and age totaled less than 60 or (b) had less than 10 years of Eligibility Service, or whose years of Eligibility Service and age totaled less than 57 as of December 31, 2001. Participants whose benefits under the Pension Plan became frozen as of December 31, 2001 became eligible for an enhanced Company contribution under the Savings Plan based on the performance of the Company. As such, the Company recorded a curtailment gain of $2,631 during the fiscal year ended January 31, 2002.

The Company's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes using a different actuarial cost method and different assumptions than those used for financial reporting purposes. Pension benefits for the Company's defined benefit plans are generally based on employees' years of service and qualifying compensation during the years of employment. Plan assets are invested in commingled trust funds consisting primarily of equity and U.S. Government securities.

The Company also provides certain health care and life insurance benefits for retired employees who meet certain service requirements ("postretirement benefits") through two plans. One of the plans was amended during the fiscal year ended January 31, 2002 to change the Company contribution. This amendment resulted in a $1,000 increase in the liability.

C&D TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share data)

13. EMPLOYEE BENEFIT PLANS *(continued)*

The tables that follow provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets for the years ended January 31, 2004 and 2003 and a statement of the funded status as of January 31, 2004 and 2003. The measurement dates are December 31, 2003 and 2002.

	Pension Benefits		Postretirement Benefits	
	2004	2003	2004	2003
Change in benefit obligation:				
Benefit obligation at beginning of year	$57,460	$49,532	$4,067	$ 3,486
Service cost	1,513	1,573	172	152
Interest cost	3,823	3,750	252	269
Plan amendments	-	50	-	-
Settlement loss	-	115	-	-
Actuarial loss	6,297	5,328	36	405
Benefits paid	(2,719)	(2,888)	(205)	(245)
Benefit obligation at end of year	$66,374	$57,460	$4,322	$ 4,067
Change in plan assets:				
Fair value of plan assets at beginning of year	$49,694	$41,300	-	-
Actual return on plan assets	8,725	(5,889)	-	-
Employer contributions	2,976	17,171	205	245
Benefits paid	(2,719)	(2,888)	(205)	(245)
Fair value of plan assets at end of year	$58,676	$49,694	$ -	$ -
Reconciliation of funded status:				
Funded status	$ (7,698)	$ (7,766)	$(4,322)	$(4,067)
Unrecognized actuarial loss	22,523	22,237	410	371
Unrecognized prior service cost	143	162	655	770
Net amount recognized at measurement date and end of fiscal year	$14,968	$14,633	$(3,257)	$ (2,926)
Amounts recognized in the statement of financial position consist of:				
Prepaid pension cost	$18,583	$18,051	-	-
Accrued benefit liability	$ (3,615)	$ (3,418)	$(3,257)	$(2,926)
Net amount recognized at end of fiscal year*	$14,968	$14,633	$(3,257)	$(2,926)

* Prepaid pension cost is included in intangible and other assets, net and the accrued benefit liability is included in other liabilities.

(Dollars in thousands, except per share data)

13. EMPLOYEE BENEFIT PLANS *(continued)*

	Pension Benefits			Postretirement Benefits		
	2004	2003	2002	2004	2003	2002
Components of net periodic benefit cost:						
Service cost	$ 1,513	$1,573	$ 2,404	$172	$152	$149
Interest cost	3,823	3,750	3,565	252	269	255
Expected return on plan assets	(4,122)	(3,618)	(3,624)	-	-	-
Amortization of prior service costs	19	20	15	115	115	115
Recognized actuarial loss/(gain)	1,409	443	79	(3)	-	-
Settlement loss	-	241	-	-	-	-
Net periodic benefit cost	$ 2,642	$2,409	$ 2,439	$536	$536	$519
Weighted-average assumptions used to determine benefit obligation as of January 31*:						
Discount rate	6.00%	7.00%	7.50%	6.00%	7.00%	7.50%
Rate of compensation increase***	4.00-4.95%	4.00-4.95%	4.00-5.03%	N/A	N/A	N/A
Weighted-average assumptions used to determine net cost for the periods ended January 31**:						
Discount rate	7.00%	7.50%	7.75%	7.00%	7.50%	7.75%
Expected long-term rate of return on plan assets	8.50%	9.00%	9.00%	N/A	N/A	N/A
Rate of compensation increase***	4.00-4.95%	4.00-5.03%	4.00-5.03%	N/A	N/A	N/A

* Determined as of the end of the year.
** Determined as of the beginning of the year.
*** Rate relates to certain employees. Some covered employees have benefits unrelated to rate of pay.

To develop the expected long-term rate of return on plan assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio and the payment of plan expenses from the pension trust. This resulted in the selection of the 8.5% expected long-term rate of return on plan assets assumption.

The Company sponsors two postretirement benefit plans for certain employees; the Company contributions to one of them are fixed so there is no material trend rate assumption. The other plan has a cap on benefits in place. The impact of a change in the assumed health care cost trend rate is immaterial as the per capita claims cost is nearing the cap as of the measurement date of December 31, 2003.

(Dollars in thousands, except per share data)

13. EMPLOYEE BENEFIT PLANS *(continued)*

The accumulated benefit obligation of the pension plans was $60,056 and $50,698 for fiscal 2004 and 2003, respectively.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $6,442, $4,815 and $2,863, respectively, for fiscal 2004 and $4,660, $3,515 and $2,178, respectively for fiscal 2003.

The pension plans have the following asset allocations, as of their measurement dates:

	Actual Percentage of Plan Assets at December 31,	
Asset Category	**2003**	**2002**
Equity Securities – Domestic	61.50%	47.60%
Equity Securities – International	11.20%	6.50%
Total	72.70%	54.10%
Debt Securities	22.20%	16.90%
Other	5.10%	29.00%
Total	100.00%	100.00%

The Pension Plans' investment policy includes the following asset guidelines:

Asset Allocation Policy Guidelines

Asset Class	Policy Target
Fixed Income	30.00%
Domestic Equity	60.00%
International Equity	10.00%

The asset allocation policy was developed in consideration of the long-term investment objective of ensuring that there is an adequate level of assets to support benefit obligations to plan participants. A secondary objective is minimizing the impact of market fluctuations on the value of the plans' assets. Equity securities – Domestic include Company common stock in the amounts of $5,089 (8.7% of total plan assets) and $4,691 (9.5% of total plan assets) at December 31, 2003 and 2002, respectively.

Assuming that the actual return on plan assets is consistent with the expected rate of 8.5% in fiscal 2005, and that interest rates remain constant, the Company would not be required to make any contributions to its pension plans for fiscal 2005. The Company expects to make a discretionary contribution of approximately $1,100 to one of its pension plans. The Company also expects to make contributions totaling approximately $215 to the two Company sponsored postretirement benefit plans.

(Dollars in thousands, except per share data)

13. EMPLOYEE BENEFIT PLANS *(continued)*

In addition to the broad asset allocation described above, the following policies apply to individual asset classes:

> Fixed income investments are oriented toward investment grade securities rated "Baa" or higher. They are diversified among individual securities and sectors. The average maturity is similar to that of the broad U.S. bond market.
>
> Equity investments are diversified among individual securities, industries and economic sectors. International equity investments are also diversified by country. Most securities held are issued by companies with large market capitalizations. Investment in the Company's stock is permissible up to a maximum of 10% at the time of investment.

(B) Certain employees are eligible to participate in various defined contribution retirement plans. The Company's contributions under the plans are based on either specified percentages of employee contributions or specified percentages of the employees' earnings. The Company's contribution was $2,174, $1,610 and $2,096 for the years ended January 31, 2004, 2003 and 2002, respectively.

(C) The Company has Supplemental Executive Retirement Plans ("SERPs") that cover certain executives. The SERPs are non-qualified, unfunded deferred benefit compensation plans. Expenses related to these SERPs, which were actuarially determined, were $581, $605 and $480 for the years ended January 31, 2004, 2003 and 2002, respectively. The liability for these plans was $2,981 and $2,525 as of January 31, 2004 and 2003, respectively, and was included in other liabilities.

(D) The Company has a Deferred Compensation Plan that covers certain senior management employees and non-employee members of the Company's Board of Directors. With the exception of administration costs, which are paid by the Company, this non-qualified plan is funded entirely by participants through voluntary deferrals of compensation. Income deferrals made by participants under this plan are deposited in individual trust (known under current tax law as a rabbi trust) accounts. The Company follows the provisions of EITF 97-14, "Accounting for Deferred Compensation Arrangement Where Amounts Earned Are Held in a Rabbi Trust and Invested." The EITF requires (i) the accounts of the rabbi trust be consolidated with the accounts of the Company; (ii) the Company stock be classified and accounted for in equity, in a manner similar to the way in which treasury stock is accounted for; (iii) the diversified assets be accounted for in accordance with generally accepted accounting principles for the particular asset; and (iv) the deferred compensation obligation be classified as a liability and adjusted with a corresponding charge (or credit) to compensation cost, to reflect changes in the fair value of the amount owed to the participant. At January 31, 2004 and 2003 the liability for the Company's Deferred Compensation Plan was $935 and $526, respectively, and was included in other liabilities.

(Dollars in thousands, except per share data)

14. QUARTERLY FINANCIAL DATA (unaudited)

Quarterly financial data for the years ended January 31, 2004 and 2003 follow:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
For the year ended January 31, 2004:				
Net sales	$ 77,368	$ 81,364	$ 84,870	$81,222
Gross profit	16,992	19,078	19,656	20,953
Operating income	5,411	6,219	7,201	7,847
Net income	2,822	3,580	4,203	4,286
Net income per common share - basic	0.11	0.14	0.16	0.17
Net income per common share - diluted	0.11	0.14	0.16	0.17

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
For the year ended January 31, 2003:				
Net sales	$ 84,062	$ 84,292	$ 87,637	$79,754
Gross profit	18,646	20,202	20,808	19,043
Operating income	7,475	8,626	9,392	8,561
Net income	4,124	4,704	5,128	5,336
Net income per common share - basic	0.16	0.18	0.20	0.21
Net income per common share - diluted	0.16	0.18	0.20	0.21

The results for the fourth quarter of fiscal 2003 reflect pre-tax charges of $1,813 for the re-organization of certain manufacturing locations in the Power Electronics Division, the write-off of $496 of goodwill in the Motive Power Division, the recognition of a $1,610 gain on the sale of the Company's Conshohocken, Pennsylvania metal fabrication facility and the reduction of the effective tax rate to 19.3% for the quarter, reflecting resolution of state tax audits.

(Dollars in thousands, except per share data)

15. OPERATIONS BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

The Company has the following four reportable business segments:

The Dynasty Division manufactures and markets industrial batteries primarily for the uninterruptible power supply, telecommunications and cable markets. Major applications of these products include wireless and wireline telephone infrastructure, CATV signal powering, corporate data center powering and computer network backup for use during power outages.

The Powercom Division manufactures and markets integrated reserve power systems and components for the standby power market, which includes telecommunications, uninterruptible power supplies and utilities. Integrated reserve power systems monitor and regulate electric power flow and provide backup power in the event of a primary power loss or interruption. The Powercom Division also produces the individual components of these systems, including reserve batteries, power rectifiers, system monitors, power boards and chargers.

The Power Electronics Division manufactures and markets custom, standard and modified-standard electronic power supply systems, including DC to DC converters, for large original equipment manufacturers ("OEMs") of telecommunications and networking equipment, as well as office and industrial equipment.

The Motive Power Division manufactures complete systems and individual components (including power electronics and batteries) to power, monitor, charge and test the batteries used in electric industrial vehicles, including fork-lift trucks, automated guided vehicles and airline ground support equipment. These products are marketed to end users in a broad array of industries, dealers of fork-lift trucks and other material handling vehicles, and, to a lesser extent, OEMs.

Summarized financial information related to the Company's business segments for the years ended January 31, 2004, 2003 and 2002 is shown below:

	Dynasty Division	Powercom Division	Power Electronics Division	Motive Power Division	Consolidated
Year ended January 31, 2004:					
Net sales	$106,959	$125,728	$ 39,080	$ 53,057	$324,824
Operating income (loss)	$ 16,852	$ 13,428	$ 1,109	$ (4,711)	$ 26,678
Year ended January 31, 2003:					
Net sales	$ 89,883	$144,478	$46,840	$54,544	$335,745
Operating income (loss)	$ 13,499	$ 25,495	$ (52)	$ (4,888)	$ 34,054
Year ended January 31, 2002:					
Net sales	$112,794	$234,802	$63,155	$60,890	$471,641
Operating income (loss)	$ 17,401	$ 57,303	$ (5,963)	$ (1,167)	$ 67,574

(Dollars in thousands, except per share data)

15. OPERATIONS BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA *(continued)*

Many of the Company's facilities manufacture products for more than one segment. Therefore, it is not practicable to disclose asset information (assets, expenditures for long-lived assets) on a segment basis.

Summarized financial information related to the geographic areas in which the Company operated at January 31, 2004, 2003 and 2002 and for each of the years then ended is shown below:

	2004	2003	2002
Net sales			
United States	$268,149	$275,268	$375,283
Other countries	56,675	60,477	96,358
Consolidated totals	$324,824	$335,745	$471,641
Long-lived assets			
United States	$100,386	$116,447	$116,773
China	11,548	12,961	14,248
Other countries	12,430	3,423	4,288
Consolidated totals	$124,364	$132,831	$135,309

16. WARRANTY

The Company provides for estimated product warranty expenses when the related products are sold. Because warranty estimates are forecasts that are based on the best available information, primarily historical claims experience, claims costs may differ from amounts provided. An analysis of changes in the liability for product warranties follows:

	2004	2003
Balance at beginning of year	$10,599	$12,349
Current year provisions	7,570	4,673
Expenditures	(8,410)	(6,423)
Balance at end of year	$ 9,759	$10,599

As of January 31, 2004, accrued warranty obligations of $9,759 include $6,603 in current liabilities and $3,156 in other liabilities. As of January 31, 2003, accrued warranty obligations of $10,599 include $3,804 in other current liabilities and $6,795 in other liabilities.

C&D TECHNOLOGIES, INC. AND SUBSIDIARIES
SCHEDULE II.
VALUATION AND QUALIFYING ACCOUNTS
for the years ended January 31, 2004, 2003 and 2002
(Dollars in thousands)

	Balance at Beginning of Period	Additions Charged to Costs & Expenses	Additions Charged to Other Accounts	Deductions (a)	Balance at End of Period
Deducted From Assets					
Allowance for doubtful accounts:					
Year ended January 31, 2004	$1,906	$ -	$ -	$ 430	$1,476
Year ended January 31, 2003	2,278	-	-	372	1,906
Year ended January 31, 2002	4,121	420	-	2,263	2,278
Valuation allowance for deferred tax assets:					
Year ended January 31, 2004	$ -	$ -	$1,097	$ -	$1,097
Year ended January 31, 2003	-	-	-	-	-
Year ended January 31, 2002	-	-	-	-	-

(a) Amounts written-off, net of recoveries and reserve reversals.

Board of Directors

William Harral, III (2,3)
Chairman of the
Board of Directors
President, The Barra Foundation

Wade H. Roberts, Jr.
President and Chief Executive Officer
C&D Technologies, Inc.

Kevin P. Dowd (2*)
Chairman and Chief Executive Officer
Sonitrol, Inc.

Robert I. Harries (2)
Former Senior Vice President
FMC Corporation

Pamela S. Lewis (1)
President
Queens University of Charlotte

George MacKenzie (1*,3)
Former Executive Vice President
and Chief Financial Officer
GLATFELTER

John A.H. Shober (1,3*)
Former President
and Chief Executive Officer
Penn Virginia Corporation

Stanley W. Silverman (2)
President and Chief Executive Officer
PQ Corporation

(1) Audit Committee
(2) Compensation Committee
(3) Nominating/Corporate Governance Committee
* Committee Chairperson

Officers

Wade H. Roberts, Jr.
President and Chief Executive Officer

David A. Fix
Vice President and General Manager
Motive Power Division

Charles R. Giesige, Sr.
Vice President and General Manager
Standby Power Division

Linda R. Hansen
Vice President, General Counsel and
Corporate Secretary

James D. Johnson
Vice President and General Manager
Power Electronics Division

Kerry M. Kane
Vice President and Controller

Stephen E. Markert, Jr.
Vice President, Finance
and Chief Financial Officer

Robert T. Marley
Vice President and Treasurer

Pamela J. Reich
Vice President
Environment, Health and Safety

John A. Velker
Vice President
Corporate Development

Stanley S. Wreford
Vice President, Technology

Stockholder Information

Transfer Agent
Mellon Investor Services LLC
South Hackensack, New Jersey
www.melloninvestor.com

Independent Accountants
PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania

Company Executive Offices
1400 Union Meeting Road
Blue Bell, PA 19422
(215) 619-2700
www.cdtechno.com

Annual Meeting
The annual meeting of stockholders will be held at the Plymouth Meeting Doubletree Hotel, 640 West Germantown Pike, Plymouth Meeting, PA on Wednesday, May 26, 2004 at 9:00 a.m.

Stock
The common stock of the Company is traded on the New York Stock Exchange under the symbol CHP.

10-K
The Annual Report contains a copy of the Company's Annual Report on Form 10-K (including the financial statements and related schedules) as filed with the Securities and Exchange Commission.

The Company maintains a direct email and fax list to assure that stockholders, whose stock is not held in their own names, and other interested persons receive quarterly and annual reports on a timely basis. If you would like your name added to this list, or if you would like to receive a copy of the exhibits to the Form 10-K, please send a written request to:

Investor Relations
C&D Technologies, Inc.
1400 Union Meeting Road
Blue Bell, PA 19422

These documents are also available on the C&D Technologies' website at www.cdtechno.com.

C&D Technologies, Inc. is a member of the Battery Council International and supports and participates in the Council's programs to recycle industrial lead acid batteries.

TECHNOLOGIES, INC.
Power Solutions

1400 Union Meeting Road • Blue Bell, PA 19422

www.cdtechno.com